Exhibit 99.2

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

by and among

QUADRAMED CORPORATION,

BAVARIA HOLDINGS INC.

and

BAVARIA MERGER SUB, INC.

Dated as of December 7, 2009

5.11	Takeover Statute	42

5.12	Section 16 Matters	42

5.13	Company Stock Plans; ESPP	42

ARTICLE VI CONDITIONS		42

6.1	Conditions to Each Party’s Obligation to Effect the Merger	42

6.2	Conditions to Obligation of Company to Effect the Merger	43

6.3	Conditions to Obligation of Parent to Effect the Merger	43

ARTICLE VII TERMINATION		45

7.1	Termination by Mutual Consent	45

7.2	Termination by Either Parent or Company	45

7.3	Termination by Company	45

7.4	Termination by Parent	46

7.5	Effect of Termination	46

7.6	Fees and Expenses	46

ARTICLE VIII MISCELLANEOUS AND GENERAL		48

8.1	Modification or Amendment	48

8.2	Waiver of Conditions	48

8.3	Counterparts	49

8.4	Governing Law and Venue	49

8.5	Notices	49

8.6	Entire Agreement; No Other Representations	50

8.7	No Third-Party Beneficiaries	50

8.8	Obligations of Company	50

8.9	Severability	50

8.10	Interpretation	51

8.11	Assignment	51

8.12	Specific Performance	51

8.13	Waiver of Trial by Jury	51

ii

INDEX OF DEFINED TERMS

Defined Terms	Section

Acceptable Confidentiality Agreement	5.2(h)
Acquisition Proposal	5.2(h)
Affiliate	3.1(a)
Agreement	Preamble
Alternative Acquisition Agreement	5.2(d)(ii)
Audit Date	3.1(h)
Bankruptcy and Equity Exception	3.1(c)
Book Entry Shares	2.1(c)(i)
Cancelled Shares	2.1(b)
Cash	3.1(e)(ii)
Certificate	2.1(c)(i)
Certificate of Merger	1.3
Change of Board Recommendation	5.2(d)
Closing	1.2
Closing Date	1.2
Code	2.2(f)
Common Share	2.1(c)(i)
Common Shares	2.1(c)(i)
Company	Preamble
Company Balance Sheet	3.1(g)
Company Balance Sheet Date	3.1(g)
Company Board Recommendation	5.2(d)
Company Compensation and Benefit Plan	3.1(j)
Company Disclosure Schedules	3.1
Company Equity Transaction	3.1(w)
Company Indemnity Agreements	5.9(a)
Company Intellectual Property Rights	3.1(p)(i)
Company IT Assets	3.1(p)(v)
Company Material Adverse Effect	3.1(a)
Company Meeting	5.5(c)
Company Option	2.1(d)
Company Preferred Stock	3.1(b)(i)
Company Reports	3.1(e)(i)
Company Required Statutory Approvals	3.1(d)(i)
Company Requisite Vote	3.1(t)
Company Software	3.1(p)(ix)
Company Stock Plans	3.1(b)(ii)
Confidentiality Agreement	8.6
Contaminant	3.1(p)(xiv)
Continuing Employees	5.8(a)
Contracts	3.1(d)(ii)
Costs	5.9(a)
Current Purchase Interval	5.13
D&O Insurance	5.9(b)
DGCL	Recitals
Disabling Code	3.1(p)(xiv)

i

Dissenting Common Shares	2.3(a)
Dissenting Preferred Shares	2.3(a)
Dissenting Shares	2.3(a)
Dividend Payment Record Date	3.1(b)(ii)
DOL	3.1(j)(iii)
Effective Time	1.3
Employees	3.1(j)
Environmental Law	3.1(m)(ii)
ERISA	3.1(j)
ERISA Affiliate	3.1(j)(iii)
ESPP	2.1(d)
Exchange Act	3.1(d)(i)
Exchange Fund	2.2(a)
Excluded Owners	7.4(c)
Executive Employment Agreement	5.8(b)
Executive Waivers	Recitals
FCPA	3.1(v)
Financing	5.1(b)
FINRA	3.1(d)(i)
Governmental Entity	3.1(d)(i)
Hazardous Substance	3.1(m)(iii)
HSR Act	3.1(d)(i)
Indemnified Parties	5.9(a)
Intellectual Property	3.1(p)(xviii)
IRS	3.1(j)(ii)
knowledge	3.1(a)
Law	3.1(k)
Laws	3.1(k)
Lease Documents	3.1(q)
Liens	3.1(q)
Limited Guarantee	Recitals
Marketable Securities	3.1(e)(ii)
Material Contracts	3.1(r)(i)
Merger	Recitals
Merger Consideration	2.1(c)(i)
Merger Sub	Preamble
Multiemployer Plan	3.1(j)(i)
Multiple Employer Plan	3.1(j)(i)
NASDAQ	3.1(d)(i)
Non-U.S. Benefit Plan	3.1(j)(vi)
Notice Period	5.2(d)(ii)
Order	6.1(b)
Other Filings	3.1(f)
Parent	Preamble
Parent Company Disclosure Schedules	3.2
Parent Expenses	7.6(b)(i)
Parent Fee	7.6(c)(ii)
Parent Material Adverse Effect	3.2(a)
Parent Required Statutory Approvals	3.2(c)(i)
Paying Agent	2.2(a)
Pension Plan	3.1(j)(ii)

ii

Permitted Investments	2.2(a)
Person	2.2(b)(iii)
Preferred Certificate	2.1(c)(ii)
Preferred Merger Consideration	2.1(c)(ii)
Preferred Share	2.1(c)(ii)
Preferred Shares	2.1(c)(ii)
Proxy Statement	3.1(f)
Public Software	3.1(p)(x)
Representatives	5.1(a)
Sarbanes-Oxley Act	3.1(e)(v)
SEC	3.1(a)
Securities Act	3.1(d)(i)
Share	2.1(c)(i)
Shares	2.1(c)(i)
Special Committee	Recitals
Special Reps	6.3(a)
Sponsor	Recitals
Standards Body	3.1(p)(xv)
Subsidiary	3.1(a)
Superior Proposal	5.2(h)
Supporting Stockholders	Recitals
Surviving Corporation	1.1
Systems	3.1(p)(xiv)
Takeover Statute	5.11
Tax	3.1(n)(x)
Tax Return	3.1(n)(x)
Taxable	3.1(n)(x)
Taxes	3.1(n)(x)
Termination Date	7.2(b)
Termination Fee	7.6(a)(ii)
Third Party Licenses	3.1(p)(xii)
Top Customers	3.1(r)(i)(B)
Top Vendors	3.1(r)(i)(B)
U.S. GAAP	3.1(a)
Voting Agreements	Recitals
Voting Debt	3.1(b)(ii)
Working Capital	3.1(e)(ii)

iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of December 7, 2009 (this “Agreement”), by and among QUADRAMED CORPORATION, a Delaware corporation (“Company”), BAVARIA HOLDINGS INC., a Delaware corporation (“Parent”), and BAVARIA MERGER SUB, INC., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”).

W I T N E S S E T H:

WHEREAS, the Board of Directors of Company, acting upon the unanimous recommendation of its Special Committee consisting solely of five (5) disinterested directors (the “Special Committee”), has unanimously determined that this Agreement and the transactions contemplated hereby, including the merger of Merger Sub with and into Company as set forth below (the “Merger”), are advisable and fair to, and in the best interests of, the stockholders of Company;

WHEREAS, the Board of Directors of Company, acting upon the unanimous recommendation of the Special Committee, has unanimously adopted resolutions approving the acquisition of Company by Parent, the execution of this Agreement and the consummation of the transactions contemplated hereby and recommending that the holders of Common Shares adopt this Agreement pursuant to the General Corporation Law of the State of Delaware (the “DGCL”) and approve the transactions contemplated hereby, including the Merger;

WHEREAS, the respective Boards of Directors of Parent and Merger Sub have each approved, and the Board of Directors of Merger Sub has declared it advisable for Merger Sub to enter into, this Agreement providing for the Merger in accordance with the DGCL, upon the terms and subject to the conditions set forth herein, and Parent, as sole shareholder of Merger Sub, has approved this Agreement;

WHEREAS, concurrently with the execution of this Agreement, as a condition and inducement to the willingness of Parent and Merger Sub to enter into this Agreement, certain stockholders of Company (the “Supporting Stockholders”) have entered into a voting agreement (the “Voting Agreements”) with Parent;

WHEREAS, concurrently with the execution of this Agreement, as a further condition and inducement to the willingness of Parent and Merger Sub to enter into this Agreement, each of the key executives of Company has executed a waiver under his respective Executive Employment Agreement (the “Executive Waivers”);

WHEREAS, concurrently with the execution of this Agreement, as a further condition and inducement to the willingness of Company to enter into this Agreement, Francisco Partners II, L.P. and Francisco Partners Parallel Fund II, L.P. (each, a “Sponsor”) have executed a limited guarantee (the “Limited Guarantee”) in favor of Company with respect to certain of Parent’s obligations under this Agreement;

WHEREAS, Parent, Merger Sub and Company desire to make certain representations, warranties, covenants and agreements in connection with this Agreement; and

WHEREAS, certain terms are used in this Agreement as defined subsequently in this Agreement;

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the applicable provisions of the DGCL, at the Effective Time (as defined in Section 1.3), Merger Sub shall be merged with and into Company, whereupon the separate corporate existence of Merger Sub shall cease, and Company shall continue as the surviving company in the Merger (the “Surviving Corporation”) and a wholly owned subsidiary of Parent.

1.2 Closing. The closing of the Merger (the “Closing”) shall take place at the offices of Shearman & Sterling LLP, 525 Market Street, 15th Floor, San Francisco, California 94105 at 9:00 a.m., local time, on a date to be specified by the parties (the “Closing Date”), which shall be no later than the fifth Business Day after satisfaction or waiver the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), or at such other place, date and time as Company and Parent may agree in writing.

1.3 Effective Time. On the Closing Date, immediately after the Closing, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware and make all other filings or recordings required under the DGCL in connection with the Merger. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware, or at such later time as Parent and Company shall agree and shall specify in the Certificate of Merger (the time the Merger becomes effective being the “Effective Time”).

1.4 Effects of the Merger; Further Action. The effects of the Merger shall be as provided in this Agreement and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the Effective Time, all the property, rights, privileges, powers and franchises of Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation, all as provided under the applicable Laws of the State of Delaware. If at any time after the Effective Time any further action is necessary to vest in the Surviving Corporation the title to all property or rights of Merger Sub or Company, the authorized officers and directors of the Surviving Corporation are fully authorized in the name of Merger Sub or Company, as the case may be, to take, and shall take, any and all such lawful action.

1.5 Certificate of Incorporation of the Surviving Corporation. Subject to Section 5.9 of this Agreement, at the Effective Time, the Fourth Amended and Restated Certificate of Incorporation of Company, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided therein or in accordance with applicable Law.

1.6 By-laws of the Surviving Corporation. Subject to Section 5.9 of this Agreement, at the Effective Time, the by-laws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the by-laws of the Surviving Corporation until thereafter amended as provided therein, in the certificate of incorporation or in accordance with applicable Law.

1.7 Directors. The Directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and the by-laws.

1.8 Officers. The officers of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and the by-laws.

ARTICLE II

EFFECT OF THE MERGER ON CAPITAL STOCK; EXCHANGE OF CERTIFICATES

2.1 Effect on Capital Stock. At the Effective Time, as a result of the Merger and without any further action on the part of Company, Parent, Merger Sub or any holder of any shares of capital stock of Company, Parent or Merger Sub:

(a) Merger Sub. Each share of common stock, par value of $0.001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation and constitute the only outstanding shares of capital stock of the Surviving Corporation. From and after the Effective Time, all certificates representing the common stock of Merger Sub shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

(b) Cancellation of Treasury Stock and Parent-Owned Stock. Each Share or Preferred Share that is owned directly or indirectly by Company as treasury stock or by Parent, Merger Sub or any other Subsidiary (as defined in Section 3.1(a)) of Parent or Company immediately prior to the Effective Time (the “Cancelled Shares”) shall, by virtue of the Merger and without any action on the part of the holder thereof, automatically be cancelled and shall cease to exist, and no cash or other consideration shall be delivered in exchange therefor.

(c) Conversion of Company Capital Stock.

(i) Subject to Section 2.1(b) and Section 2.3(a), each share of common stock, par value $0.01 per share, of Company issued and outstanding immediately prior to the Effective Time (such shares collectively, “Common Shares” or “Shares” and each, a “Common Share” or “Share”), including any Common Shares issued upon the conversion of any Preferred Shares (as defined in Section 2.1(c)(ii)) into Common Shares by the holder thereof prior to the Effective Time, in each case other than any Cancelled Shares (to the extent provided in Section 2.1(b)) and any Dissenting Common Shares (as defined, and to the extent provided in Section 2.3(a)), shall be cancelled and shall be converted automatically into the right to receive from the Surviving Corporation $8.50 per Common Share in cash, without interest (the “Merger Consideration”) payable to the holder thereof upon surrender in the manner provided in Section 2.2(b) of the certificate or certificates (a “Certificate”), or of Common Shares not represented by certificates (“Book Entry Shares”), which in each case immediately prior to the Effective Time evidenced such Shares.

(ii) Subject to Section 2.1(b) and 2.3(a), each share of Series A Cumulative Mandatory Convertible Preferred Stock (liquidation preference $25.00 per share), par value $0.01 per share, of Company issued and outstanding immediately prior to the Effective Time (such shares collectively, “Preferred Shares” and each, a “Preferred Share”), to the extent not converted by the holder thereof into Shares prior to the Effective Time, other than any Cancelled Shares (to the extent provided in Section 2.1(b)) and any Dissenting Preferred Shares (as defined, and to the extent provided in Section 2.3(a)), shall be cancelled and shall be converted automatically into the right to receive from the Surviving Corporation $13.7097 per Preferred Share in cash, without interest (the “Preferred Merger Consideration”) payable to the holder thereof upon surrender in the manner provided in Section 2.2(b) of the certificate or certificates (a “Preferred Certificate”) which immediately prior to the Effective Time evidenced such Preferred Shares.

(d) Stock Options; ESPP. Prior to the Effective Time, Company shall take, or shall cause to be taken, all actions necessary, including, without limitation, the amendment of the Company Stock Plans (as defined in Section 3.1(b)) effective as of the Effective Time described in Section 2.1(d) of the Company Disclosure Schedules (as defined in Section 3.1), to terminate (to the extent applicable), effective as of the Effective Time, the Company Stock Plans as to future grants and to cause each option to purchase Common Shares (each, a “Company Option”) outstanding immediately prior to the Effective Time, whether vested or unvested, to be canceled at the Effective Time and to thereafter represent the right to receive, at the Effective Time or as soon as practicable thereafter, but in no event later than March 15, 2011, in full satisfaction of the rights of the holder with respect thereto, an amount in cash equal to (i) the product of (A) the number of Common Shares subject to such Company Option immediately prior to the Effective Time, multiplied by (B) the amount, if any, by which the Merger Consideration exceeds the exercise price per share of Company Shares previously subject to such Company Option, less (ii) such amounts as may be required to be withheld or deducted under the Code or any provision of any other applicable Tax Law with respect to the making of such payment. Immediately following the Effective Time, Parent shall assume the Company Stock Plans and any rights, obligations and liabilities (contingent or otherwise) of Company thereunder, with such assumption being effective as of the Effective Time, and the Parent Board of Directors or a committee thereof shall succeed to the authority and responsibility of the Company Board of Directors or any committee thereof with respect to the Company Stock Plans. In accordance with the terms of Company’s 2008 Employee Stock Purchase Plan (the “ESPP”), immediately prior to the Effective Time, the then-current “Purchase Interval” (as such term is defined in the ESPP), if any, shall terminate and each participant’s payroll deductions for such Purchase Interval shall be applied to the purchase of Common Shares at the applicable purchase price and in accordance with the terms of the ESPP.

2.2 Exchange of Share Certificates.

(a) Paying Agent. Prior to the Effective Time, Parent shall designate a bank or trust company to act as paying agent (the “Paying Agent”) for the payment of the Merger Consideration and Preferred Merger Consideration. At or as soon as reasonably practicable following the Effective Time, Parent shall deposit, or cause the Surviving Corporation to deposit, with the Paying Agent, for the benefit of the holders of Certificates and Book Entry Shares, an amount equal to the aggregate Merger Consideration, and for the benefit of the holders of Preferred Certificates, an amount equal to the aggregate Preferred Merger Consideration. The deposit made by Parent or Merger Sub, as the case may be, pursuant to this Section 2.2(a) is hereinafter referred to as the “Exchange Fund.” Such funds shall be invested in Permitted Investments by the Paying Agent as directed by the Surviving Corporation. Any interest or other income resulting from such investment shall be paid to and be income of Parent. The Exchange Fund shall not be used for any purpose that is not expressly provided for in this Agreement. “Permitted Investments” shall mean (a) direct obligations of the United States, (b) obligations for which the full faith and credit of the United States is pledged to provide for the payment of principal and interest and (c) certificates of deposit or demand deposits of a commercial bank having at least $1 billion in assets and rated in one of two highest rating categories (without regard to refinements within such rating categories) by Moody’s Investors Services, Inc. or Standard & Poor’s Ratings Group.

(b) Exchange Procedures.

(i) Promptly after the Effective Time, the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of a Certificate or Book Entry Share (i) a letter of transmittal specifying that delivery of the Certificates or Book Entry Shares shall be effected, and risk of loss and title to the Certificates or Book Entry Shares, as applicable, shall pass, only upon proper delivery of the Certificates (or affidavits of loss reasonably satisfactory to the Surviving Corporation in lieu thereof) or Book Entry Shares to the Paying Agent, such letter of transmittal to be in customary form and have such other provisions as Parent may reasonably specify, and (ii) instructions for use in effecting the surrender of the Certificates or Book Entry Shares, as applicable, in exchange for the Merger Consideration (such instructions shall include instructions for the payment of the Merger Consideration to a Person other than the Person in whose name the surrendered Certificate or Book Entry Share is registered on the transfer books of Company, subject to the receipt of appropriate documentation for such transfer). Upon surrender to the Paying Agent of a Certificate (or evidence reasonably satisfactory to the Surviving Corporation of loss in lieu thereof) or Book Entry Shares, as applicable, for cancellation together with such letter of transmittal, duly completed and validly executed, and such other documents as may reasonably be requested by the Paying Agent, the holder of such Certificate or Book Entry Share shall be entitled to receive in exchange therefor the Merger Consideration that such holder is entitled to receive pursuant to this Article II, and the Certificate or Book Entry Share so surrendered shall forthwith be cancelled; provided, that in no event will a holder of a Certificate or Book Entry Share be entitled to receive the Merger Consideration if Merger Consideration was already paid with respect to the Shares underlying such Certificate in connection with an affidavit of loss. No interest will be paid or accrued on any amount payable upon due surrender of the Certificates or Book Entry Shares. In the event of a transfer of ownership of Common Shares that is not registered in the transfer records of Company, payment may be issued to such a transferee if the Certificate or Book Entry Share formerly representing such Common Shares is presented to the Paying Agent, accompanied by all documents reasonably satisfactory to the Surviving Corporation required to evidence and effect such transfer, and the Person requesting such issuance pays any transfer or other taxes required by reason of such payment to a Person other than the registered holder of such Certificate or Book Entry Share or establishes to the satisfaction of Parent and Company that such tax has been paid or is not applicable. All cash paid upon the surrender of a Certificate or Book Entry Share in accordance with the terms of this Section 2.2 shall be deemed to have been paid in full satisfaction of all rights pertaining to the Common Shares formerly represented by such Certificate or Book Entry Share.

(ii) Promptly after the Effective Time, the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of a Preferred Certificate (i) a letter of transmittal specifying that delivery of the Preferred Certificates shall be effected, and risk of loss and title to the Preferred Certificates shall pass, only upon proper delivery of the Preferred Certificates (or affidavits of loss reasonably satisfactory to the Surviving Corporation in lieu thereof) to the Paying Agent, such letter of transmittal to be in customary form and have such other provisions as Parent may reasonably specify, and (ii) instructions for use in effecting the surrender of the Preferred Certificates in exchange for the Preferred Merger Consideration (such instructions shall include instructions for the payment of the Preferred Merger Consideration to a Person other than the Person in whose name the surrendered Preferred Certificate is registered on the transfer books of Company, subject to the receipt of appropriate documentation for such transfer). Upon surrender to the Paying Agent of a Preferred Certificate (or evidence reasonably satisfactory to the Surviving Corporation of loss in lieu thereof) for cancellation together with such letter of transmittal, duly completed and validly executed, and such other documents as may reasonably be requested by the Paying Agent, the holder of such Preferred Certificate shall be entitled to receive in exchange therefor the Preferred Merger Consideration that such holder is entitled to receive pursuant to this Article II, and the Preferred Certificate so surrendered shall forthwith be cancelled; provided, that in no event will a holder of a Preferred Certificate be entitled to receive the Preferred Merger Consideration if Preferred Merger Consideration was already paid with respect to the Preferred Shares underlying such Preferred Certificate in connection with an affidavit of loss. No interest will be paid or accrued on any amount payable upon due surrender of the Preferred Certificates. In the event of a transfer of ownership of Preferred Shares that is not registered in the transfer records of Company, payment may be issued to such a transferee if the Preferred Certificate formerly representing such Preferred Shares is presented to the Paying Agent, accompanied by all documents reasonably satisfactory to the Surviving Corporation required to evidence and effect such transfer, and the Person requesting such issuance pays any transfer or other taxes required by reason of such payment to a Person other than the registered holder of such Preferred Certificate or establishes to the satisfaction of Parent and Company that such tax has been paid or is not applicable. All cash paid upon the surrender of a Preferred Certificate in accordance with the terms of this Section 2.2 shall be deemed to have been paid in full satisfaction of all rights pertaining to the Preferred Shares formerly represented by such Preferred Certificate.

(iii) For the purposes of this Agreement, the term “Person” shall mean any individual, corporation (including not-for-profit corporations), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity (as defined in Section 3.1(d)(i)) or other entity of any kind or nature.

(c) Transfers. At the close of business on the day of the Effective Time, the stock transfer books of Company shall be closed and thereafter there shall be no further registration of transfers on the stock transfer books of Company of Common Shares or Preferred Shares that were outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of Common Shares or Preferred Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Common Shares or Preferred Shares except as otherwise provided herein or by applicable Law.

(d) Termination of Exchange Fund. Any portion of the Exchange Fund relating to the Merger Consideration or Preferred Merger Consideration that remains unclaimed by the stockholders of Company one hundred and eighty (180) days after the Effective Time shall be returned to Parent or the Surviving Corporation. Any stockholders of Company who have not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation for payment of the Merger Consideration or Preferred Merger Consideration, as applicable, upon due surrender of their Certificates, Book Entry Shares or Preferred Certificates (or affidavits of loss reasonably satisfactory to the Surviving Corporation in lieu thereof), without any interest thereon. Notwithstanding the foregoing, none of Parent, Merger Sub, the Surviving Corporation, the Paying Agent or any other Person shall be liable to any former holder of Common Shares or Preferred Shares or for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. If any Certificate, Book Entry Share or Preferred Certificate has not been surrendered prior to five years after the Effective Time (or immediately prior to such earlier date on which Merger Consideration in respect of such Certificate or Book Entry Share, or Preferred Merger Consideration in respect of such Preferred Certificate, as applicable, would otherwise escheat to or become the property of any Governmental Entity) any such Shares or Preferred Shares, cash, dividends or distributions in respect of such Certificate, Book Entry Share or Preferred Certificate shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

(e) Lost, Stolen or Destroyed Certificates. In the event that any Certificate or Preferred Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate or Preferred Certificate to be lost, stolen or destroyed and, if required by

Parent, the posting by such Person of a bond reasonably satisfactory to the Surviving Corporation as indemnity against any claim that may be made against it with respect to such Certificate or Preferred Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration upon due surrender of the Common Shares represented by such Certificate pursuant to this Agreement, and the Paying Agent will issue in exchange for such lost, stolen or destroyed Preferred Certificate the Preferred Merger Consideration upon due surrender of the Preferred Shares represented by such Preferred Certificate pursuant to this Agreement.

(f) Withholding Rights. Notwithstanding anything to the contrary herein, each of Parent, Merger Sub, the Paying Agent and the Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Article II such amounts as it is required to deduct and withhold with respect to the making of such payment under provision of any federal, state, local or foreign Tax Law or under the Internal Revenue Code of 1986, as amended (the “Code”), and the rules and regulations promulgated thereunder; provided, however, that any holder of Common Shares or Preferred Shares with respect to which such deduction or withholding will be done shall be permitted to provide, in accordance with the customary practices and procedures of the Paying Agent, any properly completed forms or certificates which may reduce the amount of Tax that is required to be so deducted or withheld. If Parent, Merger Sub, the Paying Agent or the Surviving Corporation, as the case may be, so withholds amounts, such amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Common Shares or Preferred Shares in respect of which Parent, Merger Sub, the Paying Agent or the Surviving Corporation, as the case may be, made such deduction and withholding.

2.3 Dissenters’ Rights.

(a) Notwithstanding anything in any other Section of this Agreement to the contrary, (a) Common Shares outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of the Merger or consented thereto in writing and who has demanded properly in writing appraisal for such Common Shares in accordance with Section 262 of the DGCL (collectively, the “Dissenting Common Shares”) shall not be converted into, or represent the right to receive, the Merger Consideration, unless such holder fails to perfect or withdraws or otherwise loses his right to appraisal, and (b) Preferred Shares outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of the Merger or consented thereto in writing and who has demanded properly in writing appraisal for such Preferred Shares in accordance with Section 262 of the DGCL (collectively, the “Dissenting Preferred Shares” and, together with the Dissenting Common Shares, the “Dissenting Shares”) shall not be converted into, or represent the right to receive, the Preferred Merger Consideration, unless such holder fails to perfect or withdraws or otherwise loses his right to appraisal. At the Effective Time, all Dissenting Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of Dissenting Shares shall cease to have any rights with respect thereto, except the right to receive, subject to and net of any applicable withholding of Taxes, payment of the appraised value of such Dissenting Shares held by them in accordance with the provisions of Section 262 of the DGCL. Notwithstanding the foregoing, if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262 of the DGCL or a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL, then the right of such holder to receive, subject to and net of any applicable withholding of Taxes, payment of the appraised value of such Dissenting Shares held by them in accordance with the provisions of Section 262 of the DGCL shall cease and such Dissenting Shares, (x) if Dissenting Common Shares, shall thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration, without any interest thereon, upon surrender, in the manner provided in Section 2.2, of the Certificate(s) or Book Entry Share(s) that formerly evidenced such Dissenting Common Shares, and (y) if Dissenting Preferred Shares, shall thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the Preferred Merger Consideration, without any interest thereon, upon surrender, in the manner provided in Section 2.2, of the Preferred Certificate(s) that formerly evidenced such Dissenting Preferred Shares.

(b) Company shall give Parent prompt notice of any demands for appraisal received by Company, withdrawals of such demands and any other instruments served on or otherwise received by Company pursuant to the DGCL, and Parent shall have the right to direct all negotiations and proceedings with respect to demands for appraisal under DGCL. Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

2.4 Adjustments to Prevent Dilution. In the event that Company changes the number of Common Shares or Preferred Shares or securities convertible or exchangeable into or exercisable for Common Shares or Preferred Shares issued and outstanding prior to the Effective Time as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, subdivision, issuer tender or exchange offer, or other similar transaction, the Merger Consideration and Preferred Merger Consideration shall be equitably adjusted to reflect such change.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of Company. Except as specifically set forth in the disclosure schedules delivered to Parent by Company on or prior to the date of this Agreement (the “Company Disclosure Schedules”), Company hereby represents and warrants to Parent and Merger Sub that:

(a) Organization, Good Standing and Qualification. Each of Company and its Subsidiaries is a corporation duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own and operate its properties and assets and to carry on its business as currently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership or operation of its properties and assets or conduct of its business requires such qualification, except where the failure to be so qualified as a foreign corporation or be in good standing would not be reasonably likely to, either individually or in the aggregate, have a Company Material Adverse Effect (as defined herein). Company has heretofore made available to Parent complete and correct copies of Company’s and each of its Subsidiaries’ certificate of incorporation and by-laws (or comparable governing instruments), as amended. The certificate of incorporation and by-laws (or comparable governing instruments) of each of Company and its Subsidiaries so made available are in full force and effect. Section 3.1(a) of the Company Disclosure Schedules sets forth a list of all of the Subsidiaries of Company, the jurisdictions under which such Subsidiaries are incorporated, and the percent of the equity interest therein owned by Company and each other Subsidiary of Company, as applicable. Except as disclosed in Section 3.1(a) of the Company Disclosure Schedules, Company does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity.

As used in this Agreement, the term “Subsidiary” means, with respect to Company, Parent or Merger Sub, as the case may be, any entity, whether incorporated or unincorporated, of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions is directly or indirectly owned or controlled by such party or by one or more of its respective Subsidiaries or by such party and any one or more of its respective Subsidiaries.

As used in this Agreement, the term “Affiliate” shall mean, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with, such Person; provided, that, for the purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

As used in this Agreement, the term “Company Material Adverse Effect” means, any event, circumstance, occurrence, state of facts, change or effect that, individually or in the aggregate with any other events, circumstances, occurrences, states of facts, changes and effects, is or is reasonably likely to be materially adverse to (a) the business, condition (financial or otherwise), assets (tangible or intangible), liabilities (including contingent liabilities) or results of operations of Company and its Subsidiaries taken as a whole or (b) the ability of Company to consummate the Merger and the other transactions contemplated hereby; provided, however, that any such event, circumstance, occurrence, state of facts, change or effect resulting from or arising out of (i) changes in general economic or business conditions, including changes in the U.S. securities markets, (ii) conditions generally affecting the industry in which Company operates, (iii) acts of war (whether declared or undeclared), sabotage, terrorism, military action or any escalation or worsening thereof, (iv) any cancellation of or delays in customer orders or work for clients, any reductions in sales, or any disruption in licensor, vendor, partner or similar relationships or any loss of employees, which Company can demonstrate in each case is primarily and directly attributable to the execution of this Agreement, the announcement of this Agreement or the pendency or consummation of the transactions contemplated hereby, (v) changes in United States generally accepted accounting principles (“U.S. GAAP”) or changes in the interpretation of U.S. GAAP, or changes in the accounting rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”), (vi) any other action taken at the written request of Parent or Merger Sub, (vii) any demand for appraisal under Section 262 of the DGCL made by holders of Preferred Shares or Common Shares and any litigation brought or threatened by holders of Preferred Shares or Common Shares to the extent asserting allegations of breach of fiduciary duty relating to the approval of this Agreement by the Board of Directors of Company or the Special Committee or violations of securities Laws in connection with the Proxy Statement (as defined herein), (viii) any changes in Law, or (ix) a decline in the trading price or trading volume of Common Shares and any failure in and of itself by Company to meet analysts’ published revenue or earnings predictions or any internal or disseminated projections, forecasts or revenue or earnings predictions for any period ending (or for which revenues or earnings are released) on or after the date of this Agreement (provided that, the underlying causes of any such decline or failure may be considered in determining whether there has been a Company Material Effect), shall not be considered when determining if a Company Material Adverse Effect has occurred; except that, with respect to clauses (i), (ii), (iii), (v) or (viii), in the event any such event, circumstance, occurrence, state of facts, change or effect has had a disproportionate effect on Company and its Subsidiaries, taken as a whole, compared to other Persons engaged in the industry in which Company operates, such event, circumstance, occurrence, state of facts, change or effect shall be considered in determining whether a Company Material Adverse Effect has occurred.

As used in this Agreement, the term “knowledge” or any similar formulation of knowledge shall mean the actual knowledge after reasonable investigation of, with respect to Company, those individuals set forth in Section 3.1(a) of the Company Disclosure Schedules and, with respect to Parent, those individuals set forth in Section 3.2(a) of the Parent Company Disclosure Schedules (as defined in Section 3.2).

(b) Capital Structure.

(i) Capital Stock and Option Information. The authorized capital stock of Company consists of 35,000,000 shares of which (x) 30,000,000 shares are designated as Common Shares, of which 8,307,277 shares are issued and outstanding as of the date of this Agreement, and (y) 5,000,000 shares of preferred stock, par value $0.01 per share (the “Company Preferred Stock”), of which 4,000,000 shares are designated Preferred Shares, of which 4,000,000 Preferred Shares and no other shares of Company Preferred Stock are issued and outstanding as of the date of this Agreement. 1,164,854 Common Shares are held in the treasury of Company and no Common Shares are held by Subsidiaries of Company. 1,906,907 Common Shares are issuable upon exercise of Company Options pursuant to the Company Stock Plans. There are no restricted stock units with respect to Common Shares outstanding. Section 3.1(b)(i) of the Company Disclosure Schedules sets forth the following information with respect to each Company Option outstanding on the date of this Agreement: (i) the name of the Company Option recipient; (ii) the particular plan or agreement pursuant to which such Company Option was granted; (iii) the number of Common Shares subject to such Company Option; (iv) the exercise or purchase price of such Company Option; (v) the date on which such Company Option was granted; (vi) the applicable vesting schedule; (vii) the date on which such Company Option expires; (viii) the type of such grant or award; and (ix) whether the exercisability of or right to repurchase of such Company Option will be accelerated in any way by the Merger or the other transactions contemplated hereby.

(ii) Obligations with Respect to Capital Stock. All of the issued and outstanding Common Shares and Preferred Shares have been duly authorized and are validly issued, fully paid and nonassessable. Each of the outstanding shares of capital stock or other securities of each of Company’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and is owned by Company or a direct or indirect wholly-owned Subsidiary of Company, free and clear of any Lien (as defined in Section 3.1(q)), other than those placed thereon by or at the direction of Parent or Merger Sub. Other than Company Options issued pursuant to Company’s Amended and Restated 1996 Stock Incentive Plan, Amended and Restated 1999 Supplemental Stock Option Plan, Amended and Restated 2004 Stock Compensation Plan, Inducement Stock Option Agreements with the individuals set forth in Section 3.1(b)(ii) of the Company Disclosure Schedules, the 2008 Employee Stock Purchase Plan and the 2009 Stock Compensation Plan (collectively, the “Company Stock Plans”), there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements or commitments to issue or to sell any shares of capital stock or other securities of Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of Company or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of Company on any matter (“Voting Debt”). The “Conversion Price” of the Preferred Shares is $15.50, and the number of Common Shares into which a Preferred Share is convertible is 1.6129. As of the date hereof and as of the Closing Date, all dividends accumulated or accrued with respect to the Preferred Shares as of the most recent Dividend Payment Record Date (as defined in Company’s Fourth Amended and Restated Certificate of Incorporation) (“Dividend Payment Record Date”) prior to the date hereof and prior to the Closing Date have been paid in full. Except (x) as set forth on Section 3.1(b)(ii) of the Company Disclosure Schedules, or (y) where any such discrepancies, either individually or in the aggregate, and whether or not set forth on Section 3.1(b)(ii) of the Company Disclosure Schedules, will not result, or have not resulted in, a restatement of any of Company’s consolidated financial statements or any auditor of Company revoking, or notifying Company of such auditor’s intention to revoke, such auditor’s report or consent to include such report in any Company Report or an adjustment in excess of $50,000 (Fifty Thousand Dollars) on any of Company’s consolidated financial statements, (A) each grant of a Company Option was duly authorized no later than the date on which the grant of such Company Option was by its terms to be effective by all necessary corporate action, including, as applicable, approval by the Company Board of Directors (or a duly constituted and authorized committee thereof), or a duly authorized delegate thereof, and any required stockholder approval by the necessary number of votes or written consents; (B) each such grant was made in accordance with the terms of the relevant Company Option Plan and applicable Laws; (C) since Company’s initial public offering, the per share exercise price of each Company Option was not less than the fair market value of a Common Share on the applicable date of grant; and (D) each such grant was properly accounted for in all material respects in accordance with U.S. GAAP in the consolidated financial statements contained in the Company Reports and with applicable Laws.

(iii) Company Stock Plans. Company has made available to Parent accurate and complete copies of all Company Stock Plans pursuant to which Company has granted the Company Options that are currently outstanding and the form of all stock award agreements evidencing such Company Options. Company has the requisite authority under the terms of the Company Stock Plans to take the actions contemplated by Section 2.1(d) hereof and Section 2.1(d) of the Company Disclosure Schedules, and the amendment of the Company Stock Plans referred to in Section 2.1(d) hereof and Section 2.1(d) of the Company Disclosure Schedules will, as of the Effective Time, be binding on all holders of Company Options purported to be covered thereby. All Common Shares subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, shall be duly authorized, validly issued, fully paid and nonassessable. There are no outstanding contractual obligations of Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Common Shares or any capital stock of any of its Subsidiaries or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any of its Subsidiaries or any other Person. Except as set forth in Section 3.1(b) of the Company Disclosure Schedules, there are no commitments or agreements of any character to which Company is bound obligating Company to accelerate the vesting of any Company Option as a result of the Merger. All outstanding Common Shares, all outstanding Company Options and all outstanding shares of capital stock of each Subsidiary of Company have been issued and granted in compliance with (i) all applicable securities Laws and other applicable Laws and (ii) all requirements set forth in applicable contracts.

(c) Corporate Authority. Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate, on the terms and subject to the conditions of this Agreement, the Merger and the other transactions contemplated hereby, subject only to receipt of the Company Requisite Vote (as defined in Section 3.1(t)). This Agreement has been duly executed and delivered by Company and, assuming due authorization, execution and delivery by each of Parent and Merger Sub, is a valid and legally binding agreement of Company enforceable against Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(d) Governmental Filings; No Violations.

(i) Other than any reports, filings, registrations, approvals and/or notices (A) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), the Securities Act of 1933, as amended (and the rules and regulations promulgated thereunder, the “Securities Act”), the Securities Exchange Act of 1934, as amended (and the rules and regulations promulgated thereunder, the “Exchange Act”) and state securities, takeover and “blue sky” Laws, (B) with or from the Governmental Entities listed on Section 3.1(d) of the Company Disclosure Schedules and (C) to comply with the rules and regulations of the Financial Industry Regulatory Authority (“FINRA”) and The NASDAQ Stock Market, LLC (“NASDAQ”) (items (A) through (C) (inclusive), the “Company Required Statutory Approvals”), no notices, reports, registrations or other filings are required to be made by Company with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Company from, any United States or non-United States federal, state, or local governmental or regulatory authority, agency, commission, body or other governmental entity (each a “Governmental Entity”), in connection with the execution and delivery by Company of this Agreement and the consummation by Company of the Merger and the other transactions contemplated hereby, except for those that the failure to make or obtain are not reasonably likely to, either individually or in the aggregate, prevent, materially delay or materially impair the ability of Company to consummate the Merger and the other transactions contemplated hereby.

(ii) The execution, delivery and performance of this Agreement by Company and the consummation by Company of the Merger and the other transactions contemplated hereby will not (A) conflict with, contravene or violate any Law applicable to Company, any Subsidiary of Company, or any of their respective properties or assets, or (B) constitute or result in (1) a breach or violation of, or a default under, either the certificate of incorporation or by-laws (or comparable governing instruments) of Company or of any Subsidiary of Company, (2) an actual or deemed liquidation, dissolution or winding up, voluntary or involuntary, of Company under the certificate of incorporation of Company or the designation, powers, preferences and rights of the Preferred Shares, (3) a breach or violation of, a default under, the acceleration of any obligations, the loss of any right or benefit, or the creation of a Lien, other than those placed thereon by or at the direction of Parent or Merger Sub, on the assets of Company or any Subsidiary of Company (with or without notice, lapse of time or both) pursuant to, any agreement, lease, contract, note, mortgage, franchise, indenture, arrangement or other instrument or obligation (“Contracts”) to which Company or any Subsidiary of Company is a party or any Law or governmental or non governmental permit or license to which Company or any Subsidiary of Company is subject, or (4) any change in the rights or obligations of any party under any of the Contracts, except, in the case of clause (A), (B)(3) or (B)(4) above, for any breach, violation, default, acceleration, creation or change that would not be reasonably likely to, either individually or in the aggregate, prevent, or materially impair the ability of Company to consummate the Merger and the other transactions contemplated hereby.

(e) Company Reports; Financial Statements.

(i) The filings required to be made by Company since January 1, 2006 under the Securities Act and the Exchange Act have been filed with the SEC including all forms, statements, reports, agreements (oral or written) and all documents, exhibits, amendments and supplements appertaining thereto, and complied, as of their respective dates or as of the date of final amendment, as applicable, and in the case of such filings made after the date hereof will comply, in all material respects with all applicable requirements of the appropriate statutes and the rules and regulations thereunder. Company has made available (except to the extent available through EDGAR or IDEA) to Parent each registration statement, report, proxy statement and information statement filed by it with the SEC pursuant to the Securities Act or the Exchange Act (all such filings, including all amendments and supplements thereto, the “Company Reports”) since January 1, 2006, including (i) Company’s Annual Reports on Form 10-K, (ii) Company’s Quarterly Reports on Form 10-Q, and (iii) Company’s Current Reports on Form 8-K, each in the form (including exhibits, annexes and any amendments thereto) required by the SEC under the Securities Act or the Exchange Act, as the case may be. None of the Company Reports (in the case of Company Reports filed pursuant to the Securities Act), as of their effective dates, contained, nor in the case of such Company Reports filed after the date hereof will contain, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein not misleading. None of the Company Reports (in the case of Company Reports filed pursuant to the Exchange Act) as of the respective dates filed with the SEC or first mailed to stockholders, as applicable, contained, nor in the case of such Company Reports filed after the date hereof will contain, any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The consolidated financial statements of Company and its Subsidiaries included in or incorporated by reference into the Company Reports comply, and in the case of consolidated financial statements included in or incorporated by reference into the Company Reports filed after the date hereof will comply, in all material respects with the applicable rules and regulations of the SEC with respect thereto. Each of the consolidated balance sheets included in or incorporated by reference into the Company Reports (including the related notes and schedules) presents, and in the case of consolidated balance sheets included in or incorporated by reference into Company Reports filed after the date hereof will present fairly in all material respects, the financial position of Company and its Subsidiaries as of its date, and each of the consolidated statements of income and consolidated statements of cash flows included in or incorporated by reference into the Company Reports (including any related notes and schedules) presents, and in the case of consolidated statements of income and consolidated statements of cash flows included in or incorporated by reference into Company Reports filed after the date hereof will present, fairly the results of operations, retained earnings and changes in financial position, as the case may be, of Company and its Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to the absence of notes and normal year-end audit adjustments), in each case in accordance with U.S. GAAP consistently applied during the periods involved, except as may be noted therein.

(ii) As of October 31, 2009, Company and its Subsidiaries have on a consolidated, unaudited basis (x) cash (excluding restricted cash and net of issued but uncleared checks and drafts) and cash equivalents (as such terms are defined under U.S. GAAP) (collectively, “Cash”) totaling $26.4 million, (y) marketable securities (as such term is defined under U.S. GAAP, and excluding auction rate or similar securities and securities involved or potentially involved in a Securities Investors Protection Act action or claim) (collectively, “Marketable Securities”) totaling $10.3 million, and (z) Working Capital totaling $(27.4) million. “Working Capital” means (x) Company’s current assets (as such term is defined under U.S. GAAP), excluding Cash and Marketable Securities, minus (y) Company’s current liabilities (as such term is defined under U.S. GAAP), excluding current liabilities with respect to all fees and expenses incurred by Company in connection with this Agreement and the transactions contemplated hereby. Current assets and current liabilities shall be calculated consistently with the presentation of these items in the most recent Company Reports.

(iii) Company has heretofore furnished to Parent complete and correct copies of all amendments and modifications that have not been filed by Company with the SEC to all agreements, documents and other instruments that previously had been filed by Company with the SEC and are currently in effect.

(iv) Company maintains and shall continue to maintain a standard system of accounting established and administered in accordance with U.S. GAAP. Company and its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with U.S. GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Section 3.1(e)(iv) of the Company Disclosure Schedules lists, and Company has made available to Parent complete and correct copies of, all written descriptions of, and all policies, manuals and other documents promulgating, such internal accounting controls.

(v) Company has timely filed and made available to Parent all certifications and statements required by (x) Rule 13a-14 or Rule 15d-14 under the Exchange Act or (y) 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act of 2002) (the “Sarbanes-Oxley Act”) with respect to any Company Reports. Company’s disclosure controls and procedures (as defined in Sections 13a-15(e) and 15d-15(e) of the Exchange Act) effectively enable Company to comply with, and the appropriate officers of Company to make all certifications required under, the Sarbanes-Oxley Act and the regulations promulgated thereunder. Section 3.1(e)(v) of the Company Disclosure Schedules lists, and Company has made available to Parent, complete and correct copies of, all written descriptions of, and all policies, manuals and other documents promulgating, such disclosure controls and procedures. As used in this Section 3.1(e), the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

(f) Disclosure Documents. None of the information provided or to be provided by Company or its Subsidiaries to be included or incorporated by reference in (i) the Proxy Statement (as defined below) or (ii) any other document to be filed with the SEC or any other Governmental Entity in connection with the Merger and the other transactions contemplated hereby (the “Other Filings”) will, at the respective times filed with the SEC or other Governmental Entity and, in addition, in the case of the Proxy Statement, at the date it or any amendment or supplement is mailed to stockholders, and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder, except that no representation is made by Company with respect to statements made therein based on information supplied by Parent or Merger Sub in writing specifically for inclusion in the Proxy Statement. The letters to stockholders, notices of meeting, proxy statement and forms of proxies to be distributed to stockholders in connection with the Merger are collectively referred to herein as the “Proxy Statement.”

(g) No Undisclosed Liabilities. There are no liabilities or obligations of Company or any of its Subsidiaries of any kind whatsoever in existence, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (i) liabilities or obligations disclosed and provided for in the Company balance sheet as of September 30, 2009 (the “Company Balance Sheet Date”) included in the Company Reports filed prior to the date hereof (the “Company Balance Sheet”) or in the notes thereto; (ii) liabilities or obligations incurred in the ordinary course of business consistent with past practices since the Company Balance Sheet Date and prior to the date hereof , none of which individually (in the case of this clause (ii)) is material to the business, results of operations or financial condition of Company and its Subsidiaries, taken as a whole, or (iii) incurred after the date hereof and permitted under Section 4.1 hereof.

(h) Absence of Certain Changes. Since December 31, 2008 (the “Audit Date”), (i) except as expressly contemplated by this Agreement, Company and its Subsidiaries have conducted their business only in the ordinary course of such business consistent with past practice, (ii) there has been no Company Material Adverse Effect, and (iii) except as expressly contemplated by this Agreement, none of Company or any of its Subsidiaries has taken any action that, if taken after the date of this Agreement, would constitute a breach of any of the covenants set forth in Section 4.1. Since the Audit Date, except as provided for herein, there has not been any material increase in the compensation payable or that could become payable by Company or any of its Subsidiaries to officers or key employees or any material amendment of any of the Company Compensation and Benefit Plans (as defined in Section 3.1(j)) other than increases or amendments in the ordinary course of business consistent with past practice.

(i) Litigation. There are no civil, criminal or administrative actions, suits, claims, hearings, investigations, reviews or proceedings pending or, to the knowledge of Company, threatened against Company or any of its Subsidiaries, except for those that (i) do not involve, in any individual case, a claim for monetary damages in excess of $100,000 (one hundred thousand dollars), (ii) would not be reasonably likely to materially prohibit or restrict Company and its Subsidiaries from operating the business as they have historically, or (iii) would not be reasonably likely, either individually or in the aggregate, to have a Company Material Adverse Effect. There is no (A) suit, action or proceeding pending, or, to the knowledge of Company, threatened, against Company or any of its Subsidiaries or (B) judgment, decree, injunction, ruling or order of any Governmental Entity or arbitrator outstanding against Company or any of its Subsidiaries, in either case that would be reasonably likely to have, individually or in the aggregate, a material and adverse effect on the ability of Company to perform its obligations hereunder or to consummate the Merger and the other transactions contemplated hereby. To the knowledge of Company, no officer or director of Company or any Subsidiary of Company is a defendant in any material suit, claim, action, proceeding, arbitration or mediation in connection with his or her status as an officer or director of Company or any Subsidiary of Company. Neither Company nor any of its Subsidiaries nor any of their respective properties or assets is or are subject to any judgments, orders or decrees, except for those judgments, orders or decrees that would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.

(j) Employee Benefits. The term “Company Compensation and Benefit Plan” shall mean any agreement, plan, policy or arrangement (including any employment agreement) providing for bonus, deferred compensation, pension, retirement, profit-sharing, thrift, savings, employee stock ownership, stock bonus, stock purchase, change in control, retention, restricted stock, stock option, termination, severance, compensation, commission, medical, health or other compensation or benefit including, without limitation, each “employee benefit plan” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), that covers employees or former employees (“Employees”), individual consultants or directors or former directors of Company or any of its Subsidiaries; and any trust agreement or insurance contract forming a part of such Company Compensation and Benefit Plan. Section 3.1(j) of the Company Disclosure Schedules lists all material Company Compensation and Benefit Plans of Company and its Subsidiaries, and any Company Compensation and Benefit Plans containing “change of control” or similar provisions therein are specifically identified in Section 3.1(j) of the Company Disclosure Schedules. Company has made available to Parent a copy of all material Company Compensation and Benefit Plans, and all summaries and descriptions of such plan or the terms thereof previously provided to Company’s Employees.

(i) None of the Company Compensation and Benefit Plans is (i) a multiemployer plan (within the meaning of Section 3(37) or 4001(a)(3) of ERISA) (a “Multiemployer Plan”), (ii) a single employer pension plan (within the meaning of Section 4001(a)(15) of ERISA) for which Company or any Subsidiary could incur liability under Section 4063 or 4064 of ERISA (a “Multiple Employer Plan”), or (iii) subject to Title IV or Section 302 of ERISA or Sections 412 or 4971 of the Code. No liability under Title IV of ERISA has been or is expected to be incurred by Company or any of its Subsidiaries.

(ii) All Company Compensation and Benefit Plans are and have been operated in all material respects in accordance with their terms and the requirements of all applicable Laws and, to the extent subject to ERISA and the Code, are in compliance in all material respects with the applicable provisions of ERISA, the Code and any other applicable Law. Each Company Compensation and Benefit Plan that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “Pension Plan”) and that is intended to be qualified under Section 401(a) of the Code has timely received a favorable determination letter from the U.S. Department of the Treasury, Internal Revenue Service (the “IRS”), and each trust established in connection with any Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code has received a determination letter from the IRS that it is so exempt, and, to the knowledge of Company, nothing has occurred, whether by action or failure to act, that would cause the loss of such qualification or that would result in material costs to Company or any of its Subsidiaries under the Internal Revenue Service’s Employee Plans Compliance Resolution System. Each Company Compensation and Benefit Plan and each other arrangement of Company or any of its Subsidiaries that is, or was, subject to Section 409A of the Code was administered in reasonable, good faith compliance with the requirements of Section 409A of the Code through December 31, 2008, and all Company Compensation and Benefit Plans subject to Section 409A of the Code that provide payment after December 31, 2008 and were in existence on such date have been amended (if applicable) to comply with the requirements of the final regulations under Section 409A of the Code. Neither Company nor any of its Subsidiaries has elected to or is required to defer payment of amounts from a foreign entity which will be subject to the provisions of Section 457A of the Code. There is no pending or, to the knowledge of Company, threatened litigation relating to the Company Compensation and Benefit Plans. Neither Company nor any of its Subsidiaries has engaged in a transaction with respect to any Pension Plan that would subject Company or any of its Subsidiaries to a material tax or penalty imposed by either Section 4975 of the Code or Section 502(i) or Section 406 of ERISA.

(iii) All contributions, premiums or payments required to be made under the terms of any Company Compensation and Benefit Plan have been timely made or have been reflected on the most recent consolidated balance sheet filed or incorporated by reference in Company Reports. Company and each of its Subsidiaries have performed all obligations required to be performed by them under, and are not in any respect in default under or in violation of, any Company Compensation and Benefit Plan, and Company has no knowledge of any material default or material violation by any other Person under any Company Compensation and Benefit Plan. No action, suit or claim (excluding claims for benefits incurred in the ordinary course) has been brought or is pending or, to the knowledge of the Company, threatened against or with respect to any Company Compensation and Benefit Plan or the assets or any fiduciary thereof (in that Person’s capacity as a fiduciary of such Benefit Plan). Company has no knowledge of any audits, inquiries or proceedings pending or threatened by the IRS, the U.S. Department of Labor (“DOL”), or any other Governmental Entity with respect to any Compensation and Benefit Plan, including, without limitation, any investigations or proceedings regarding any material default or material violation by any other Person under any Company Compensation and Benefit Plan. Neither any Pension Plan nor any Multiple Employer Plan for which Company or any Subsidiary has any liability has an “accumulated funding deficiency” within the meaning of Section 431 and 432 of the Code or Section 305 of ERISA and no entity under “common control” with Company within the meaning of Section 414 of the Code (an “ERISA Affiliate”) has an outstanding funding waiver. Neither Company nor any of its Subsidiaries has provided, or is required to provide, security to any Pension Plan or to any Multiple Employer Plan pursuant to Section 401(a)(29) of the Code.

(iv) Neither Company nor its Subsidiaries have any obligations for, or liabilities with respect to, (x) retiree health, disability or life benefits under any Company Compensation and Benefit Plan, except for benefits required to be provided under Section 4980B of the Code or any other applicable Law requiring continuation of health coverage, and (y) the Executive Long Term Bonus Plan, which was terminated in accordance with its terms as of April 29, 2009.

(v) Except as may otherwise be disclosed in Section 3.1(j), of the Company Disclosure Schedules, neither the negotiation and execution of this Agreement nor the consummation of the Merger and the other transactions contemplated hereby will (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any Company Compensation and Benefit Plan or otherwise that will or may result in any payment (whether of severance pay, compensation or otherwise), acceleration of payment, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any employee or former employee of Company or any of its Subsidiaries. There is no contract, agreement, plan or arrangement with an employee or former employee of Company or any of its Subsidiaries to which Company or any of its Subsidiaries is a party as of the date of this Agreement that, individually or collectively and as a result of the Merger and the other transactions contemplated hereby (whether alone or upon the occurrence of any additional or subsequent events) or otherwise, would reasonably be likely to give rise to the payment of any amount that would not be deductible pursuant to Sections 280G or 162(m) of the Code. No Company Compensation and Benefits Plan provides for a “gross-up” or similar payments in respect of any Taxes that may become payable under Section 409A, 457A or Section 4999(a) of the Code.

(vi) In addition to the foregoing, with respect to each Company Compensation and Benefit Plan that is not subject to United States Law (a “Non-U.S. Benefit Plan”):

(A) all employer and employee contributions to each Non-U.S. Benefit Plan required by Law or by the terms of such Non-U.S. Benefit Plan have been made, or, if applicable, accrued in accordance with normal accounting practices;

(B) the fair market value of the assets of each funded Non-U.S. Benefit Plan, the liability of each insurer for any Non-U.S. Benefit Plan funded through insurance or the book reserve established for any Non-U.S. Benefit Plan, together with any accrued contributions, is sufficient to procure or provide for the benefits determined on any ongoing basis (actual or contingent) accrued to the date of this Agreement with respect to all current and former participants under such Non-U.S. Benefit Plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Non-U.S. Benefit Plan; and

(C) each Non-U.S. Benefit Plan (x) required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities and (y) is now and always has been operated in all material respects in compliance with all applicable non-United States Laws.

(k) Compliance with Laws. The business of Company and its Subsidiaries is not being conducted in violation of any United States or non-United States federal, state or local law, statute, ordinance, code, rule, regulation, judgment, order, injunction, decree, arbitration award, agency requirement, license, authorization or permit of any Governmental Entity (individually, “Law” and collectively, “Laws”), except for violations that would not be reasonably likely to, either individually or in the aggregate, have a Company Material Adverse Effect or prevent, or materially impair the ability of Company to consummate the Merger and the other transactions contemplated hereby. No investigation or review by any Governmental Entity with respect to Company or any of its Subsidiaries is pending or, to the knowledge of Company, threatened, nor has any Governmental Entity indicated in writing an intention to conduct the same, except for those the outcome of which would not be reasonably likely to, either individually or in the aggregate, have a Company Material Adverse Effect or prevent, or materially impair the ability of Company to consummate the Merger and the transactions contemplated hereby. Company and each of its Subsidiaries has, or has applied for, all permits, licenses, franchises, variances, exemptions, orders and other governmental authorizations, consents and approvals from Governmental Entities necessary to own, lease and operate its properties or to conduct its business as currently conducted, except for those the absence of which would not be reasonably likely to, either individually or in the aggregate, have a Company Material Adverse Effect.

(l) Anti-takeover Statutes. Company and the Board of Directors of Company or the Special Committee has taken all action necessary to exempt this Agreement, the Merger, the Voting Agreements and the other transactions contemplated hereby from the restrictions on business combinations with interested stockholders set forth in Section 203 of the DGCL. No other state anti-takeover statute or regulation is applicable to this Agreement, the Merger, the Voting Agreements or the other transactions contemplated hereby.

(m) Environmental Matters.

(i) Except for such matters that would not, either individually or in the aggregate, be reasonably likely to cause a Company Material Adverse Effect: (A) the operations of Company and its Subsidiaries are in compliance with all applicable Environmental Laws; (B) each of Company and each of its Subsidiaries possesses and maintains in effect all environmental permits, licenses, authorizations and approvals required under applicable Environmental Laws with respect to the business of Company and its Subsidiaries as presently conducted; (C) neither Company nor any of its Subsidiaries has received any written environmental claim, notice or request for information during the past three (3) years concerning any violation or alleged violation of any applicable Environmental Law; and (D) there are no material writs, injunctions, decrees, orders or judgments outstanding, or any actions, suits or proceedings pending relating to compliance by Company or any of its Subsidiaries with any environmental permits, licenses, authorizations and approvals required under applicable Environmental Laws or known liability of Company or any of its Subsidiaries under any applicable Environmental Law.

(ii) As used herein, the term “Environmental Law” means any United States federal, state or local Laws, and any binding administrative or judicial interpretations thereof relating to: (A) pollution; (B) the protection of the environment (including air, water, soil, subsurface strata and natural resources) or human health and safety from exposure to Hazardous Substances; and (C) the regulation of the generation, use, storage, handling, transportation, treatment, release, remediation or disposal of Hazardous Substances.

(iii) As used herein, the term “Hazardous Substance” means (A) any substances, mixtures, chemicals, products, materials or wastes that, pursuant to Environmental Law, are defined by or regulated as or having the characteristics of “hazardous,” “toxic,” “pollutant,”

“contaminant;” “flammable,” “corrosive,” “reactive,” “explosive” or “radioactive;” or (B) any petroleum, petroleum products or by-products, friable asbestos or any material or equipment containing regulated concentrations of polychlorinated biphenyls.

(n) Tax Matters.

(i) Company and each of its Subsidiaries: (A) have duly and timely filed (taking into account any extension of time within which to file) all United States federal income and other material Tax Returns required to be filed by each of them and all such filed Tax Returns are true, correct and complete in all material respects; (B) (1) have timely paid all United States federal income and other material Taxes required to be paid by or with respect to each of them, except with respect to matters contested in good faith and by appropriate proceedings and as to which adequate reserves have been made on the applicable financial statements and (2) no penalties or charges have been asserted in writing, or within the knowledge of Company are due, with respect to the incorrect or late filing of any Tax Return required to be filed by or with respect to any of them on or before the Effective Time; and (C) with respect to all Tax Returns filed by or with respect to any of them have not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(ii) Neither Company nor any of its Subsidiaries has received written notice of any claim made by a Governmental Entity in a jurisdiction in which Company or any of its Subsidiaries does not file Tax Returns, that Company or any of its Subsidiaries is required to file material Tax Returns or to pay material Taxes to that jurisdiction, except for notices that have been withdrawn or are no longer pending and notices containing allegations or claims that are no longer being actively pursued.

(iii) Neither Company nor any of its Subsidiaries has received written notice that any federal, state, local or foreign audit, examination or other administrative proceeding is pending with regard to any material Tax Returns with respect to Taxes of Company or any of its Subsidiaries, except for notices that have been withdrawn or are no longer pending.

(iv) The Company Balance Sheet reflects an adequate accrual for all material Taxes payable by Company for taxable periods and portions thereof through the Company Balance Sheet Date.

(v) None of Company or the Company Subsidiaries has any obligation to contribute to the payment of any Tax of any Person other than Company or any of its Subsidiaries under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Tax Law), or any other material Tax of any Person other than the Company or any of its Subsidiaries, as transferee, as successor, by contract or otherwise.

(vi) None of Company or the Company Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code in the two years prior to the date of this Agreement.

(vii) Neither Company nor any of its Subsidiaries has entered into any closing agreement or similar written or otherwise binding arrangement with any Taxing Authority with regard to the Tax liability of Company or any of its Subsidiaries affecting any Tax period for which the applicable statute of limitations, after giving effect to extensions or waivers, has not expired.

(viii) None of the shares of outstanding capital stock of Company or any of its Subsidiaries is subject to a “substantial risk of forfeiture” within the meaning of Section 83 of the Code.

(ix) As used in this Agreement, (A) the term “Tax” (including, with correlative meaning, the terms “Taxes,” and “Taxable”) includes all United States federal, state, local and non-U.S. income, profits, franchise, gross receipts, customs duty, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, and (B) the term “Tax Return” includes all returns and reports (including elections, declarations, disclosures, schedules, estimates, claims for refund and information returns) supplied to a Tax authority relating to Taxes, including any schedule or attachment thereto or amendment therefor.

(o) Labor Matters. Neither Company nor any of its Subsidiaries is or has been the subject of any material proceeding asserting that Company or any of its Subsidiaries has committed an unfair labor practice or any other violation of Law relating to employee matters, including those related to wages, hours, immigration and naturalization, collective bargaining, occupational safety or health standards, employment discrimination, and the payment and withholding of Taxes and other sums as required by the appropriate Governmental Entity, nor has there been any labor strike, dispute, walk-out, work stoppage, slow-down or lockout involving Company or any of its Subsidiaries. Neither Company nor any of its Subsidiaries is or has been a party to any collective bargaining agreement, collective agreement or other labor union contract or works council agreement applicable to Persons employed by Company or any of its Subsidiaries, nor, to the knowledge of Company, are there any activities or proceedings of any Person to organize any such employees and no consent of, consultation of, or the rendering of formal advice by the unions, works councils, and other similar organizations is required to consummate the Merger or any of the other transactions contemplated hereby. Any individuals engaged by Company or any of its Subsidiaries as consultants or independent contractors, rather than employees, have been properly classified as such, are not entitled to any compensation or benefits to which regular, full-time employees are or were at the relevant time entitled, were and have been engaged in accordance in all material respects with all applicable Laws, and have been treated accordingly and appropriately in all material respects for all Tax purposes. Copies of all consulting or independent contractor agreements with such individuals have been made available to Parent or Parent’s legal advisor and are set forth on Section 3.1(o) of the Company Disclosure Schedules.

(p) Intellectual Property.

(i) Company or one of its Subsidiaries owns, or is licensed or otherwise possesses sufficient, and to the knowledge of the Company, legally enforceable rights to use, all Intellectual Property that is currently used in its business, including the businesses of its Subsidiaries (such Intellectual Property, together with all other Intellectual Property owned by Company or one of its Subsidiaries, is collectively referred to as “Company Intellectual Property Rights”). The Company Intellectual Property Rights includes all of the Intellectual Property currently used in the business of Company and its Subsidiaries and no other Intellectual Property is necessary to operate such business as it is currently conducted. Section 3.1(p)(i) of the Company Disclosure Schedules sets forth a schedule of all Company Intellectual Property Rights registered or filed with any Governmental Entity.

(ii) (A) The operation of Company’s (and its Subsidiaries’) business and the use of Company Intellectual Property Rights by Company or its Subsidiaries therein does not conflict with, infringe upon, violate or interfere with or constitute an appropriation of any Intellectual Property of any other Person and there have been no claims made in the last five years alleging the foregoing. To the knowledge of Company, the Company Intellectual Property Rights owned by Company or its Subsidiaries are valid and enforceable.

(iii) Company and its Subsidiaries have taken commercially reasonable measures to maintain the confidentiality of all confidential information used or held for use in the operation of Company’s business, except in cases where the Company made a strategic business decision to disclose the confidential information.

(iv) To the knowledge of Company, no employee, independent contractor or agent of Company or any of its Subsidiaries is in default or breach of any term of any employment agreement, non-disclosure agreement, or agreement relating to the protection, ownership, development, use or transfer of Company Intellectual Property Rights. To the knowledge of Company, no employee or independent contractor of Company is obligated under any agreement, or subject to any judgment, decree or order of any court or administrative agency, or any other restriction, that would or may interfere with such employee or contractor carrying out his or her duties for Company or that would conflict with the conduct of Company’s business. Company is not utilizing any inventions of any employees of Company made, or any confidential information (including trade secrets) of any third party to which such employees were exposed, prior to their employment by Company. To the extent that any Intellectual Property has been conceived, developed or created for Company or any of its Subsidiaries by any Person, Company and/or such Subsidiary, as applicable, have executed written agreements with such Person with respect thereto transferring to Company and/or such Subsidiary sufficient rights to use such Intellectual Property.

(v) All software, servers, systems, computers, networks, data communication lines, routers, hubs, switches and all other information technology equipment actually used by Company and any of its Subsidiaries as of the date of this Agreement (and all associated documentation (“Company IT Assets”) operate and perform in all material respects in accordance with their documentation and functional specifications and are adequate for the operation of the businesses of Company and its Subsidiaries as currently conducted.

(vi) The operation of Company IT Assets by or on behalf of Company and/or its Subsidiaries, the content thereof, and the use, collection, storage and dissemination of personal data in connection therewith or otherwise in connection with Company’s business, have not violated, and are not in violation of any applicable Laws, in any material respect. There is no action or claim pending, asserted in writing or, to the knowledge of Company, threatened by or against Company or any of its Subsidiaries alleging a violation of any Person’s privacy, personal or confidentiality rights under any applicable Laws. With respect to all personal and user data gathered or accessed in the course of the operation of Company’s business, Company and its Subsidiaries have at all times taken reasonable measures to protect such personal data against loss and unauthorized access, use, modification, disclosure or other misuse, and to the knowledge of Company there has been no unauthorized access to or other misuse or unauthorized disclosure of such personal data.

(vii) There is outstanding no written claim against Company or any of its Subsidiaries by any third party contesting the validity, enforceability or ownership of any of the Company Intellectual Property Rights owned or purported to be owned by Company or any of its Subsidiaries nor, to the knowledge of Company, is any such claim overtly threatened. To the knowledge of Company, no third party is infringing or misappropriating any Company Intellectual Property Rights. Company and/or one of its Subsidiaries exclusively owns all

Company Intellectual Property Rights free and clear of all Liens (other than as set forth on Section 3.1(p)(vii) of the Company Disclosure Schedules). Neither Company nor any of its Subsidiaries (1) has granted to any third party a right or license under any Company Intellectual Property Rights other than non-exclusive licenses in the ordinary course of business consistent with past practices, or (2) is subject to any material restriction on the development, use, marketing, distribution, sale, transfer or other exploitation of any Company Intellectual Property Rights.

(viii) Each of Company and its Subsidiaries has taken steps consistent with generally accepted industry standards to safeguard and maintain the secrecy of the Trade Secrets included in the Company Intellectual Property Rights. To the knowledge of the Company, there has been no misappropriation or unauthorized disclosure of any material Trade Secret included in the Company Intellectual Property Rights. Each of Company and its Subsidiaries generally requires its employees, officers, consultants and contractors to execute appropriate confidentiality, non-disclosure and invention assignment agreement(s) in a form substantially similar to the forms of such agreements made available to Parent or Parent’s legal advisor, and all current and former employees, officers, consultants and contractors have executed such an agreement.

(ix) Except as disclosed on Section 3.1(p)(ix) of the Company Disclosure Schedules, (i) no source code for any software owned by or distributed by Company or any of its Subsidiaries (“Company Software”) has been delivered or made available by Company or any of its Subsidiaries to any third party other than third party escrow agent providers in the ordinary course of business consistent with Company’s past practices and subject to industry standard escrow agreements that contain confidentiality or non-disclosure provisions, and a list of such escrow agent providers is set forth on Section 3.1(p)(ix) of the Company Disclosure Schedules, and (ii) neither Company nor any of its Subsidiaries has, as of the date of this Agreement, any duty or obligation to deliver or make available the source code for any Company Software to any third party other than third party escrow agents in the ordinary course of business and subject to industry standard escrow agreements that contain confidentiality or non-disclosure provisions. No event has occurred and no circumstance or other condition exists that (with or without notice or lapse of time) will, or could reasonably be expected to, result in the release, delivery, license or disclosure (whether by a third party escrow agent or otherwise) of any source code for any Company Software to any Person who is not an employee, consultant, or independent contractor of Company or any of its Subsidiaries.

(x) Section 3.1(p)(x) of the Company Disclosure Schedules (i) identifies all Public Software (as defined below) that is or has been used in, bundled with, incorporated into or distributed by Company or any of its Subsidiaries with the currently distributed or supported Company Software as of the date of this Agreement, and (ii) for each item of such Public Software identified, specifies the license that the Public Software is licensed under. Company has been and is in compliance with all material terms and conditions of all such licenses for Public Software. None of the Company Software has been distributed or is being used by Company or any of its Subsidiaries in conjunction with any Public Software in a manner that would require that such Company Software be disclosed or distributed by the Company in source code form or made available at no charge. “Public Software” means (x) any software that contains, or is derived in any manner (in whole or in part) from, any software that is distributed as open source software (e.g., Linux) or similar licensing or distribution models that require or purports to require, as a condition of further distribution of such software, that any proprietary software incorporated into or derived from or distributed with such software be disclosed or distributed in source code form, and (y) software licensed or distributed under any of the following licenses or distribution models, or licenses or distribution models similar to any of the following: (1) GNU’s

General Public License (GPL) or Lesser/Library GPL (LGPL), (2) the Artistic License (e.g., PERL), (3) the Mozilla Public License, (4) the Netscape Public License, (5) the Sun Community Source License (SCSL), (6) the Sun Industry Standards License (SISL), (7) the BSD License, and (8) the Apache License.

(xi) The transactions contemplated by this Agreement will not materially alter, impair or otherwise affect any rights of Company or any of its Subsidiaries in any Company Intellectual Property Rights. Neither this Agreement nor the transactions contemplated by this Agreement, will result in Company or any of its Subsidiaries being obligated to license any Company Intellectual Property Rights to a third party, pay any royalties or other material amounts, or accelerate the payment of any royalties or any other material amounts, or offer any discounts, to any third party in excess of those payable by, or required to be offered by, any of them, respectively, in the absence of this Agreement or the Merger.

(xii) Section 3.1(p)(xii) of the Company Disclosure Schedules contains a complete and accurate list of all material third-party software or other materials (1) sold with, incorporated into, distributed in connection with, or used in the development of any Company Software by Company or any of its Subsidiaries (including any Company Software currently under development) or (2) used by Company or any of its Subsidiaries in its business as currently conducted (excluding for the purposes of clauses (1) and (2), any Public Software and any generally available, off-the-shelf software programs licensed to Company on standard terms), setting forth for each such item all licenses and similar agreements pursuant to which Company or any of its Subsidiaries holds rights thereto (collectively, the “Third Party Licenses” ). Neither Company nor any of its Subsidiaries has been subjected to an audit of any kind in connection with any Third Party License in which a material breach of such license or other agreement has been found by such third party.

(xiii) All Company Software conforms in all material respects with the specifications and applicable warranties for such Company Software. Neither Company nor any of its Subsidiaries has any material liability or obligation (and to the knowledge of Company, there is no basis for any action, claim or demand against Company or any of its Subsidiaries giving rise to any liability or obligation) other than liabilities, obligations or claims for replacement or repair incurred or made in the ordinary course of business consistent with past practice.

(xiv) To the knowledge of Company, none of the Company Software or the software licensed by Company from third parties contains any disabling codes or instructions (a “Disabling Code”), and any virus or other intentionally created, undocumented contaminant (a “Contaminant”) that may, or may be used to, access, modify, delete, damage or disable any third party systems or that may result in material damage thereto. Company has taken commercially reasonable steps and implemented commercially reasonable procedures to ensure that its internal computer systems used in connection with Company’s business (consisting of hardware, software, databases or embedded control systems, collectively, “Systems”) are free from Disabling Codes and Contaminants. To the knowledge of Company, the Company Software does not include or install any spyware, adware, or other similar software that monitors the use of the Company Software or contacts any remote computer without the knowledge and express consent of the user(s) of the applicable Company Software or remote computer, as applicable. Company has taken commercially reasonable steps to safeguard its Systems and restrict unauthorized access thereto.

(xv) Company has not contributed or licensed, or agreed to contribute or license, any software to or through any standards body, standard setting organization, industry consortium,

licensing pool, governmental entity, or other industry group or consortium (each, a “Standards Body”). Except as set forth in Section 3.1(p)(xv) of the Company Disclosure Schedules, Company is not a member of any Standards Body and has not participated in the development or approval of any standards or specifications proposed or established by any Standards Body. Company has not agreed to dedicate any Company Software or Company Intellectual Property to the public, to make generally available any licenses to any software or Company Intellectual Property, or to make any licenses available on a royalty free basis or on fair, reasonable or non-discriminatory terms in connection with any Standards Body or otherwise.

(xvi) No funding or facilities of any Governmental Entity, or funding or facilities of a university, college, other educational or academic institution or research center, except revenues from the sale of Company Software to Governmental Entity customers of Company or any of its Subsidiaries in the ordinary course of business, was used in the development of the Company Software or Company Intellectual Property Rights. No current or former employee, consultant or independent contractor of Company, who was involved in, or who contributed to, the creation or development of any Company Software or Company Intellectual Property Rights, has to the knowledge of Company performed services for any Governmental Entity, a university, college, or other educational institution, or a research center, during a period of time during which such employee, consultant or independent contractor was also performing services for Company.

(xvii) Except for (x) the warranties and indemnities contained in the Material Contracts (as defined in Section 3.1(r)(i)) set forth in Section 3.1(p)(xvii) of the Company Disclosure Schedules, (y) warranties and indemnities contained in customer contracts entered into by Company in the ordinary course of business on terms not materially different than the terms set forth in the standard form of customer contract that Company has made available to Parent, or (z) warranties implied by Law, Company is not currently obligated under any warranties or indemnities (whether written or oral) relating to products or technology sold or services rendered by Company, including the Company Software.

(xviii) “Intellectual Property” means, in any and all jurisdictions throughout the world, all (i) inventions and discoveries, patents, invention disclosures, industrial designs and mask works, (ii) trademarks, service marks, domain names, uniform resource locators, trade dress, trade names and other identifiers of source or goodwill, including the goodwill symbolized thereby or associated therewith, (iii) works of authorship (including computer programs, models and methodologies, program interfaces, Internet and intranet websites, databases and compilations, including data and collections of data), and copyrights, moral rights, design rights and database rights therein and thereto, (iv) confidential and proprietary information, including trade secrets, know how and invention rights, (v) registrations, applications, renewals and extensions for any of the foregoing in (i) - (iv), and (vi) any and all other proprietary rights.

(q) Title to Properties. Section 3.1(q)(i) of the Company Disclosure Schedules lists each parcel of real property currently or formerly owned by Company or any of its Subsidiaries. Company and each of its Subsidiaries has good and valid title to all of its owned real properties and assets, free and clear of all mortgages, liens, pledges, charges, security interests, encumbrances or other adverse claims of any kind in respect of such property or asset (collectively, “Liens”), except Liens for Taxes not yet due and payable and such Liens or other imperfections of title, if any, that, either individually or in the aggregate, are not reasonably likely to have a Company Material Adverse Effect. Section 3.1(q)(ii) of the Company Disclosure Schedules lists each parcel of real property currently leased or subleased by Company or any of its Subsidiaries, with the name of the lessor and the date of the lease, sublease, assignment of the lease, any guaranty given or leasing commissions payable by Company or any Subsidiary in connection therewith and each amendment to any of the foregoing (collectively, the “Lease Documents”). True, correct and complete copies of all Lease Documents have been made available to Parent. All leases pursuant to which Company and each of its Subsidiaries leases from others real or personal property are valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing default or event of default of Company or any of its Subsidiaries or, to the knowledge of Company, any other party (or any event which with notice or lapse of time, or both, would constitute a default), except for defaults or events of default that, either individually or in the aggregate, are not reasonably likely to result in material liability to Company or materially disrupt or impair the conduct of Company’s business.

(r) Material Contracts.

(i) Subsections (A) through (N) of Section 3.1(r)(i) of the Company Disclosure Schedules lists the following types of contracts and agreements to which Company or any of its Subsidiaries is a party (or, in the case of Subsection (H) of Section 3.1(r)(i), to which Company or any of its Subsidiaries is a party or beneficiary or by which Company or any of its Subsidiaries, or any of their properties or assets, may be bound) excluding such contracts and agreements that have expired or terminated and are no longer in force, in whole or in part, as of the date of this Agreement (such contracts and agreements as are required to be set forth in Section 3.1(r) of the Company Disclosure Schedules being the “Material Contracts”):

(A) each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) with respect to Company and its Subsidiaries;

(B) all contracts and agreements with Company’s top twenty (20) customers (based on the revenue from such customer during the twelve (12) month period ended on the Company Balance Sheet Date) and with Company’s top twenty (20) customers (based on the revenue from such customer during the three (3) month period ended on the Company Balance Sheet Date (collectively, the (the “Top Customers”) and all contracts and agreements with Company’s top ten (10) vendors (based on amounts paid to such vendors during the twelve (12) month period ended on the Company Balance Sheet Date) (the “Top Vendors”);

(C) each contract and agreement (x) that contemplates the receipt by Company of consideration with a value of more than $200,000 (two hundred thousand dollars), in the aggregate, over the remaining term of such contract or agreement, other than contracts and agreements with end-user customers entered into in the ordinary course of business, and (y) whether or not made in the ordinary course of business, that requires the payment by Company of consideration with a value of more than $100,000 (one hundred thousand dollars), in the aggregate, over the remaining term of such contract or agreement;

(D) all credit agreements, indentures and other agreements evidencing indebtedness for borrowed money of Company or any of its Subsidiaries;

(E) all joint venture, partnership, strategic alliance and business acquisition or divestiture agreements (and all letters of intent, term sheets and draft agreements relating to any such pending transactions);

(F) all contracts and agreements relating to issuances of securities of Company or any Subsidiary (and all letters of intent, term sheets and draft agreements relating to any such pending transactions);

(G) all leases of real property;

(H) all agreements concerning material Company Intellectual Property Rights or Company IT Assets;

(I) all Third Party Licenses;

(J) each contract or agreement with any Governmental Entity to which Company or any of its Subsidiaries is a party, excluding contracts and agreements with end-user customers entered into in the ordinary course of business;

(K) all contracts and agreements that limit, or purport to limit, the ability of Company or any Subsidiary to compete in any line of business or with any Person or entity or in any geographic area or during any period of time, or which contain a most favored nation or similar clause or purport to grant exclusive rights to any Person and all contracts that contain a right of first refusal, right of first offer, right to negotiate or similar right with respect to a merger, consolidation, sale of all or substantially all of Company’s assets or other extraordinary corporate transaction any agreement, contract or instrument currently in effect that obligates Company not to compete with any business or activity, whether within a certain geographic area or otherwise, or which restricts the right of Company to use or disclose any information in its possession;

(L) all powers of attorney with respect to Company or any of its Subsidiaries;

(M) all material Company Compensation and Benefit Plans; any indemnification, consulting, collective bargaining or other agreement, contract or instrument between Company and any of its officers or directors, or other employees or consultants of Company who are entitled to compensation thereunder in excess of $150,000 per year; agreements, contracts or instruments pertaining to any transaction or incentive bonus, “stay-put” or other similar compensatory payments to be made to employees of Company on or after the date of this Agreement as a result of the execution of this Agreement or the consummation of the transactions contemplated by this Agreement; and

(N) each other contract or agreement, whether or not made in the ordinary course of business, which is material to Company, any of its Subsidiaries or the conduct of their respective businesses, or the absence of which would have a Company Material Adverse Effect.

(ii) Each Material Contract is a legal, valid and binding agreement, (a) neither Company nor any of its Subsidiaries has breached, or received in writing any claim of default under or cancellation of any Material Contract to which it is a party or by which it is bound, (b) to the knowledge of Company, no other party is in breach or violation of, or default under, any Material Contract, and (c) neither the execution of this Agreement nor the consummation of the Merger or any of the other transactions contemplated hereby shall constitute a default under, give rise to cancellation rights under, or otherwise adversely affect any of the material rights of Company or any of its Subsidiaries under any Material Contract. Company has furnished or made available to Parent true and complete copies of all Material Contracts, including any amendments thereto.

(s) Insurance. Company maintains for itself and its Subsidiaries insurance policies covering the assets, business, equipment, properties, operations, employees, directors and officers, and product warranty and liability claims, and such other forms of insurance in such amounts, with such deductibles and against such risks and losses as are in accordance with normal industry practice and as are reasonable for the business and assets of Company and its Subsidiaries. All such insurance policies are in full force and effect, all premiums due and payable thereon have been paid, and Company and its Subsidiaries are otherwise in compliance in all material respects with the terms and conditions of such policies and bonds.

(t) Vote Required. The affirmative vote of the holders of outstanding Common Shares, voting together as a single class, representing at least a majority of all the votes entitled to be cast thereon by holders of Common Shares, is the only vote of holders of any class or series of the capital stock of Company which is required to approve and adopt this Agreement and the consummation of the Merger or the other transactions contemplated hereby (the “Company Requisite Vote”). The holders of the Preferred Shares are not entitled to vote on and are not required to approve or otherwise consent to, this Agreement or the consummation of the Merger or the other transactions contemplated hereby.

(u) Customers. Section 3.1(u) of the Company Disclosure Schedules sets forth a true and complete list of the Top Customers. The Top Customers accounted for, in the aggregate, not less than 50% (fifty percent) of Company’s revenues during the twelve (12) month period ended on the Company Balance Sheet Date and not less than 50% (fifty percent) of Company’s revenues during the three (3) month period ended on the Company Balance Sheet Date. None of the Top Customers (i) have cancelled or otherwise terminated any contract with Company or any of its Subsidiaries prior to the expiration of the contract term, (ii) have returned, or to the knowledge of Company, threatened to return, a substantial amount of any of the products, equipment, goods and services purchased from Company or any of its Subsidiaries, or (iii) to the knowledge of Company, have threatened, or indicated its intention, to cancel or otherwise terminate its relationship with Company or its Subsidiaries or to reduce substantially its purchase from or sale to Company or any Subsidiary of any products, equipment, goods or services.

(v) Certain Business Practices. None of Company, any Subsidiary of Company or, to the knowledge of Company, any directors or officers, agents or employees of Company or any of its Subsidiaries, has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity; (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”); or (iii) made any payment in the nature of criminal bribery. Company has established reasonable internal controls and procedures intended to ensure compliance with the FCPA.

(w) Company Equity Transactions. To the knowledge of Company, during the period commencing six (6) months prior to the date of this Agreement through the date of this Agreement, except as set forth on Section 3.1(w) of the Company Disclosure Schedules or in filings with the SEC made prior to the date of this Agreement, no current director or officer (and none of his or her Affiliates) of Company or any of its Subsidiaries, except as contemplated by the terms of this Agreement and any Voting Agreement, has sold, transferred, pledged, assigned or otherwise disposed of, or entered into any contract, option or other arrangement (including any profit-sharing arrangement) or understanding with respect to the sale, transfer, pledge, assignment or other disposition of, Common Shares (including any options or warrants to purchase Common Shares) (any such action, a “Company Equity Transaction”). Without limiting the generality of the foregoing, the term “Company Equity Transaction” shall include, without limitation, any short sale (including any “short sale against the box”), pledge, transfer, and the establishment of any open “put equivalent position” within the meaning of Rule 16a-1(h) under the Exchange Act.

(x) Brokers and Finders. Except for Piper Jaffray & Co., neither Company nor any of its officers, directors or employees has retained any broker or finder or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with this Agreement, the Merger or the other transactions contemplated hereby.

(y) Opinion of Financial Advisor. Company has received, and delivered to Parent a copy of, an opinion of Piper Jaffray & Co., dated as of the date hereof and subject to customary conditions and assumptions, to the effect that, as of such date, the Merger Consideration is fair from a financial point of view to holders of Common Shares. Section 3.1(y) of the Company Disclosure Schedules sets forth all amounts payable by Company to Piper Jaffray & Co. pursuant to any arrangements under which such firm would be entitled to any payment relating to the Merger or the other transactions contemplated hereby.

3.2 Representations and Warranties of Parent and Merger Sub. Except as specifically set forth in the disclosure schedules delivered to Company by Parent on or prior to the date of this Agreement (the “Parent Company Disclosure Schedules”), Parent and Merger Sub each represents and warrants to Company that:

(a) Organization, Good Standing and Qualification. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization. Each of Parent and Merger Sub has all requisite corporate power to own and operate its material properties and assets and to carry on its business as currently conducted in all material respects and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership or operation of its properties and assets or conduct of its business requires such qualification, except where the failure to be so qualified as a foreign corporation or be in good standing would not be reasonably likely, either individually or in the aggregate, to have a Parent Material Adverse Effect.

As used in this Agreement, the term “Parent Material Adverse Effect” means a material adverse effect on the ability of Parent to consummate the Merger and the other transactions contemplated hereby.

(b) Corporate Authority. Each of Parent and Merger Sub has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement, and to consummate the Merger and the other transactions contemplated hereby, and no additional corporate actions on the part of Parent or Merger Sub are necessary in connection therewith. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery by Company, is a valid and legally binding agreement of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(c) Governmental Filings; No Violations.

(i) Other than any reports, filings, registrations, approvals and/or notices required to be made under the HSR Act, the Securities Act, the Exchange Act, state securities, takeover and “blue sky” Laws (collectively, the “Parent Required Statutory Approvals”), no notices, reports, registrations or other filings are required to be made by Parent or Merger Sub with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Parent or Merger Sub from, any Governmental Entity, in connection with the execution and delivery by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby, except for those that the failure to make or obtain would not be reasonably likely to, either individually or in the aggregate, have a Parent Material Adverse Effect or prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the Merger or the other transactions contemplated hereby.

(ii) The execution, delivery and performance of this Agreement by Parent and Merger Sub do not, and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby will not, (A) conflict with, contravene or violate any Law applicable to Parent, Merger Sub, or any of their respective properties or assets, or (B) constitute or result in (1) a breach or violation of, or a default under, either the certificate of incorporation or by-laws of Parent or Merger Sub, (2) a breach or violation of, or a default under, the acceleration of any obligations, the loss of any right or benefit or the creation of a Lien on the assets of Parent or Merger Sub (with or without notice, lapse of time or both) pursuant to any Contracts binding upon Parent or Merger Sub or any Law or governmental or non governmental permit or license to which Parent or Merger Sub is subject or (3) any change in the rights or obligations of any party under any of the Contracts, except, in the case of clause (A), (B)(2) or (B)(3) above, for any breach, violation, default, acceleration, creation or change that would not be reasonably likely to, either individually or in the aggregate, have a Parent Material Adverse Effect or prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the Merger or the other transactions contemplated hereby.

(d) Compliance with Laws. The business of Parent and Merger Sub is not being conducted in violation of any Law, except for violations that would not be reasonably likely to, either individually or in the aggregate, have a Parent Material Adverse Effect. No investigation or review by any Governmental Entity with respect to Parent or Merger Sub is pending or, to the knowledge of Parent, threatened, nor has any Governmental Entity indicated in writing an intention to conduct the same, except for those the outcome of which would not be reasonably likely to, either individually or in the aggregate, have a Parent Material Adverse Effect.

(e) Disclosure Documents. None of the information provided or to be provided by Parent in writing specifically for inclusion or incorporation by reference in (A) the Proxy Statement or (B) any other document to be filed with the SEC or any Other Filings will, at the respective times filed with the SEC or other Governmental Entity and, in addition, in the case of the Proxy Statement, at the date it or any amendment or supplement is mailed to stockholders, and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(f) No Business Activities. Merger Sub is not a party to any material Contract and has not conducted any activities other than in connection with the organization of Merger Sub, the negotiation and execution of this Agreement and the consummation of the Merger or the other transactions contemplated hereby. Merger Sub has no Subsidiaries.

(g) No Vote Required. No approval of the stockholders of Parent is required to approve this Agreement, the Merger or the other transactions contemplated hereby, other than those obtained prior to the date hereof.

(h) Ownership of Company Common Shares. Neither Parent nor Merger Sub is, nor at any time during the last three years has it been, an “interested stockholder” of Company as defined in Section 203 of the DGCL. Neither Parent nor Merger Sub beneficially (i) owns, directly or indirectly, or (ii) is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in case of either clause (i) or (ii), any Common Shares, in each case, except in accordance with this Agreement, including the Merger and any Voting Agreements.

(i) Sufficient Funds. As of the Closing Parent will have sufficient immediately available funds (through existing credit arrangements or otherwise) to pay when due the aggregate Merger Consideration and Preferred Merger Consideration and to pay when due all of its fees and expenses related to the transactions contemplated by this Agreement.

(j) Company Forecasts and Projections. Each of Parent and Merger Sub has received from Company and its representatives certain projections and other forecasts, including but not limited to projected financial statements, cash flow projections and other forward-looking data of Company and its Subsidiaries and certain business plan information of Company and its Subsidiaries. Each of Parent and Merger Sub acknowledges that there are uncertainties inherent in attempting to make such projections and other forecasts and plans and that each of Parent and Merger Sub is familiar with such uncertainties. Accordingly, each of Parent and Merger Sub acknowledges that neither Company nor any Person acting on behalf of Company has made any representation or warranty with respect to such projections and other forecasts and plans.

(k) Limited Guarantee. As of the date hereof, the Limited Guarantee is in full force and effect and is a valid and legally binging agreement of each Sponsor, enforceable against each Sponsor in accordance with its terms, subject to the Bankruptcy and Equity Exception, and no event has occurred, which, with or without notice, lapse of time or both, would constitute a default on the part of such Sponsor under such Limited Guarantee.

ARTICLE IV

CONDUCT OF BUSINESS PENDING THE MERGER

4.1 Conduct of Business of Company. Company covenants and agrees that from the date hereof and continuing until the Effective Time, except as set forth in Section 4.1 of the Company Disclosure Schedules, as expressly contemplated or permitted by this Agreement, or as Parent shall otherwise consent to in writing, the business of Company and its Subsidiaries (including their working capital and cash management practices, the collection of accounts receivable, and the payment of accounts payable (including the writing and mailing of checks and initiating wire transfers and other electronic payments with respect thereto)) shall be conducted only in, and Company and its Subsidiaries shall not take any action except in, the ordinary course of business and in a manner consistent with past practice; to the extent consistent therewith, Company and its Subsidiaries shall use their commercially reasonable efforts to preserve its business organization intact, to keep available the services of the current officers and employees and consultants of Company and its Subsidiaries, maintain its existing relations and goodwill with customers, suppliers, distributors, creditors, lessors, employees, business associates and other Persons with which Company or any of its Subsidiaries has significant business relations, maintain and keep its material properties and assets in good repair and condition, subject to ordinary wear and tear, and maintain in effect all governmental permits pursuant to which it or any of its Subsidiaries currently operates, and Company shall declare, set aside and pay all dividends to be declared, set aside or paid on the Preferred Shares pursuant to Company’s Fourth Amended and Restated Certificate of Incorporation in respect of each Dividend Payment Record Date after the date hereof. By way of amplification and not limitation, except as expressly contemplated by this Agreement and Section 4.1 of the Company Disclosure Schedules, Company shall not and shall cause its Subsidiaries not to, between the date of this Agreement and the Effective Time, directly or indirectly, do, or propose to do, any of the following without the prior written consent of Parent:

(a) (i) amend or otherwise change its certificate of incorporation or by-laws or the comparable governing instruments of any of its Subsidiaries; (ii) split, combine or reclassify its outstanding shares of capital stock; (iii) declare, set aside or pay any dividend payable in cash, cash equivalents, marketable securities, stock or property in respect of any capital stock (other than dividends from its direct or indirect wholly owned Subsidiaries to it or a wholly owned Subsidiary in the ordinary course of business and in a manner consistent with past practice or dividends to be declared, set aside or paid on the Preferred Shares pursuant to Company’s Fourth Amended and Restated Certificate of Incorporation in respect of each Dividend Payment Record Date after the date hereof); or (iv) repurchase, redeem or otherwise acquire directly or indirectly any shares of its capital stock or any securities convertible into or exchangeable or exercisable for any shares of its capital stock or permit any of its Subsidiaries to purchase or otherwise acquire, any shares of its capital stock or any securities convertible into or exchangeable or exercisable for any shares of its capital stock (other than as required under the Company Stock Plans);

(b) issue, sell, pledge, dispose of, grant or encumber (i) any shares of, or securities convertible into or exchangeable or exercisable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of its capital stock of any class or any Voting Debt (other than the issuance of Shares pursuant to the exercise of a Company Option outstanding on the date hereof under the Company Stock Plans or pursuant to the conversion of Preferred Shares) or (ii) any assets (including cash, cash equivalents or marketable securities) of Company or any of its Subsidiaries, except in the case of this clause (ii) in the ordinary course of business and in a manner consistent with past practice;

(c) other than in the ordinary course of business and in a manner consistent with past practice and other than transactions not in excess of $100,000 (one hundred thousand dollars) in the aggregate in any calendar year, transfer, lease, license, guarantee, sell, mortgage, pledge, dispose of or encumber any of its property or assets (including capital stock of any of its Subsidiaries);

(d) by any means, (i) make any acquisition of, or investment in, assets or stock (whether by way of merger, consolidation, tender offer, share exchange or other activity) in any transaction or any series of transactions (whether or not related) for an aggregate purchase price or prices, including the assumption of any debt, in excess of $100,000 (one hundred thousand dollars) in the aggregate in any calendar year, except for acquisitions mandated by binding legal commitments existing on the date hereof; (ii) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any Person, or make any loans or advances, or grant any security interest in any of its assets except in the ordinary course of business and in a manner consistent with past practice; (iii) enter into any contract or agreement that contemplates an exchange of value in excess of $100,000 (one hundred thousand dollars) over the life of such contract or agreement, other than in the ordinary course of business and in a manner consistent with past practice; (iv) authorize, or make any commitment with respect to, any single capital expenditure which is in excess of $100,000 (one hundred thousand dollars) or capital expenditures which are, in the aggregate, in excess of $1,000,000 (one million dollars) for Company and the Subsidiaries taken as a whole; provided, that Company shall consult with Parent on all capital expenditures in excess of $100,000 (one hundred thousand dollars) and shall give good-faith consideration to Parent’s comment on such expenditures or (v) enter into or amend any contract, agreement, commitment or arrangement with respect to any matter set forth in this Section 4.1(d);

(e) (i) enter into or terminate or, except to the extent that such modification or amendment is in the ordinary course of business and in a manner consistent with past practice, modify or amend, any Material Contract, and Company shall use its commercially reasonable efforts to cause any such Material Contract that is in effect on the date hereof to remain in full force and effect, except to the extent any termination of such Material Contract is in the ordinary course of business consistent with past practices of Company, (ii) waive, release, relinquish or assign any such Contract (or any of the material rights of Company or any of its Subsidiaries thereunder), right or claim, that is material to Company and its Subsidiaries taken as a whole, (iii) grant any power of attorney or (iv) cancel or forgive any material indebtedness owed to Company or any of its Subsidiaries;

(f) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, recapitalization or other similar reorganization of Company or any Subsidiary of Company;

(g) except in each case for actions necessary to satisfy existing contractual obligations under Company Compensation and Benefit Plans existing as of the date hereof and disclosed on Section 4.1(g) of the Company Disclosure Schedules or as otherwise set forth on Section 4.1(g) of the Company Disclosure Schedules, (i) engage in reductions in force, or grant any severance or termination pay to any individual, (ii) hire additional employees except to fill open positions identified on Section 4.1(g)(ii) of the Company Disclosure Schedules or to replace non-executive employees who terminate their employment with Company or a Subsidiary after the date hereof at a salary and other compensation not greater than that paid to the employee being replaced, (iii) enter into or amend or modify (other than any amendment or modification otherwise required by this Agreement or as necessary to comply with an effective judgment, decree, injunction or other order issued by an administrative agency, administrative tribunal, or court of competent jurisdiction) any employment agreement or offer letter with any Person except for entering into offer letters in accordance with clause (ii) of this paragraph, (iv) terminate, establish, adopt, enter into, make any new grants (other than any grant or award of benefits necessary to comply with an effective judgment, decree, injunction or other order issued by an administrative agency, administrative tribunal, or court of competent jurisdiction) under, amend or otherwise modify any material Company Compensation and Benefit Plans or any other employee benefit plan, (v) increase the salary, wage, bonus or other compensation of any employees, (vi) provide for any transaction or incentive bonus, “stay-put” or other similar compensatory payments to any Company or Subsidiary employee as a result of the execution of this Agreement or the consummation of the transactions contemplated by this Agreement, or (vii) enter into any collective bargaining agreement;

(h) fail to maintain with financially responsible insurance companies (or through self insurance) insurance in such amounts and against such risks and losses as are consistent with the insurance maintained by it and its Subsidiaries in the ordinary course of business and in a manner consistent with past practice;

(i) except in the ordinary course of business or as may be required by applicable Law and except to the extent required by U.S. GAAP as advised in writing by its current registered independent accountants, change any accounting principle, practice or method in a manner that is inconsistent with past practice;

(j) take any action that could reasonably be expected to result in (i) any of the conditions to the Merger set forth in Article VI not being satisfied or (ii) otherwise prevent or materially impair or materially delay the ability of Company to consummate the Merger or the other transactions contemplated hereby;

(k) outside the ordinary course of business consistent with past practice, propose or consent to any material change to the pricing of any products sold by Company, or offer any material discounts to any customers of Company;

(l) with respect to Taxes:

(i) fail to (i) timely file all income and other material Tax Returns required to be filed with any taxing authority in accordance with all applicable Laws; (ii) timely pay all material Taxes due and payable; and (iii) promptly notify Parent of any action, suit, proceeding, investigation, audit or claim pending against or with respect to Company or any Subsidiary of Company in respect of any material amount of Tax of which the Company has been notified in writing;

(ii) settle or compromise any material income Tax Liability;

(iii) except as required by applicable Law or U.S. GAAP, (A) request a Tax ruling, (B) amend any Tax Return, (C) file any Tax Return in a manner that is materially inconsistent with past custom and practice, (D) make or rescind any material election relating to Taxes, (E) settle or compromise any material claim, action, suit, litigation, arbitration, investigation, audit or controversy relating to Taxes, or (F) make any material change to any of its methods of accounting or methods of reporting income or deductions for Tax or accounting practice or policy from those employed in the preparation of its most recent Tax Return;

(m) grant any license, non-assert or other right under, or sell, allow to lapse, encumber or otherwise dispose of, any Company Intellectual Property Right, except license agreements entered into in the ordinary course of business and in a manner consistent with past practice that provide customers with the non-exclusive, non-transferable, non-sublicenseable right to use a Company Software internally solely in object code form for such customer’s (or its Affiliates’) benefit, but provides no: (i) exclusivity to such customers or restrictions on the ability of Company to conduct any business; (ii) rights to distribute Company Software or make any modifications thereto, or (iii) most favored nation commitments to such customers;

(n) enter into or amend or modify any agreement, contract or instrument currently in effect that obligates Company not to compete with any business or activity, whether within a certain geographic area or otherwise, or which restricts the right of Company to use or disclose any information in its possession (excluding in each case customary restrictive covenants contained in agreements entered into in the ordinary course of business and in a manner consistent with past practice and Acceptable Confidentiality Agreements entered in compliance with Section 5.2);

(o) enter into, amend or modify any indemnification, consulting, collective bargaining or other agreement, contract or instrument between Company and any of its officers or directors, or other employees or consultants of Company who are entitled to compensation thereunder in excess of $100,000 per year;

(p) outside of the ordinary course of business, make any materially adverse change in pricing or royalties set or charged by Company or any of its Subsidiaries to its customers or licensees or in pricing or royalties set or charged under existing license or royalty agreements by Persons who are licensing Intellectual Property to Company or any of its Subsidiaries;

(q) take any action to render inapplicable, or to exempt any third party from, any standstill arrangements or the restrictions contained in Section 203 of the DGCL applicable to a “business combination” (as defined in Section 203);

(r) commence or settle any litigation, suit, claim or proceeding, other than in an amount less than $100,000 (one hundred thousand dollars);

(s) fail to make in a timely manner any filings with the SEC required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder;

(t) accelerate or delay collection of notes or accounts receivable in advance of or beyond their regular due dates, or revalue, discount or write off any notes or accounts receivable, other than in the ordinary course of business and in a manner consistent with past practice;

(u) delay the payment of any accounts payable or other liabilities; or

(v) authorize or enter into an agreement to do anything prohibited by any of the foregoing.

4.2 No Control of Other Party’s Business. Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement shall give Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, each of Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

ARTICLE V

ADDITIONAL AGREEMENTS

5.1 Access.

(a) Company agrees that upon reasonable notice, and except as may otherwise be required or restricted by applicable Law, it shall (and shall cause its Subsidiaries to) afford Parent’s officers, employees, counsel, accountants and other authorized representatives, including financing sources and their authorized representatives (collectively, “Representatives”), provided that each such Person has executed a confidentiality agreement with Company substantially in the form of the Confidentiality Agreement or has been determined to be covered by Parent’s obligations under the Confidentiality Agreement or is otherwise bound by professional or ethical duties of confidentiality to Parent or a Person that is a party to such a confidentiality agreement, reasonable access, during normal business hours throughout the period prior to the Effective Time, to Company’s executive officers, properties, offices, books, contracts and records. During such period, Company shall (and shall cause its Subsidiaries to) furnish promptly to Parent all information concerning its business, properties and personnel as may reasonably be requested, but only to the extent such access does not unreasonably interfere with the business or operations of Company; provided that no investigation pursuant to this Section 5.1 shall affect or be deemed to modify any representation or warranty made by Company, Parent or Merger Sub in this Agreement. All requests for information made pursuant to this Section 5.1 shall be directed to Company’s investment advisor, Piper Jaffray & Co., or, if on Company’s premises, an executive officer of Company or such Person as may be designated by an executive officer. All such information shall be governed by the terms of the Confidentiality Agreement.

(b) Prior to the Effective Time, Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to provide to Parent all cooperation reasonably requested by Parent that is reasonably necessary or customary in connection with any financing of the transactions contemplated by this Agreement (the “Financing”).

5.2 No Solicitation.

(a) Subject to Section 5.2(b), during the period beginning on the date of this Agreement and continuing until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VII, Company shall not, and shall cause its Subsidiaries and its and their respective Representatives not to, directly or indirectly: (i) initiate, solicit or knowingly encourage (including by way of providing information) the submission of any inquiries, proposals or offers or any other efforts or attempts that constitute or may reasonably be expected to lead to, any Acquisition Proposal or engage in any discussions or negotiations with respect thereto (other than to state only that they are not permitted to have discussions), or otherwise cooperate with or assist or participate in, or knowingly facilitate any such inquiries, proposals, offers, discussions or negotiations or (ii) approve or recommend, or publicly propose to approve or recommend, an Acquisition Proposal, or enter into any merger agreement, letter of intent, agreement in principle, share purchase agreement, asset purchase agreement or share exchange agreement, option agreement or other similar agreement relating to an Acquisition Proposal, or enter into any agreement or agreement in principle requiring Company to abandon, terminate or fail to consummate the transactions contemplated hereby or requiring Company to materially breach its obligations hereunder, or resolve, propose or agree to do any of the foregoing. Company shall immediately cease and (A) cause to be terminated any solicitation, encouragement, discussion or negotiation with any Person conducted theretofore by Company, its Subsidiaries or any of its Representatives with respect to any Acquisition Proposal, (B) cause to be terminated any access such Person may have to any physical or virtual data room maintained by or on behalf of Company and (C) enforce its right to cause to be returned or destroyed in accordance with the terms of the applicable confidentiality agreement any confidential information provided to such Person on behalf of Company or any of its Subsidiaries.

(b) Notwithstanding anything to the contrary contained in Section 5.2(a), if at any time following the date of this Agreement and prior to obtaining the Company Requisite Vote, (i) Company has received a written Acquisition Proposal from a third party that the Board of Directors of Company or the Special Committee believes in good faith to be bona fide, (ii) Company has not knowingly, intentionally or materially breached this Section 5.2, (iii) the Board of Directors of Company or the Special Committee determines in good faith, after consultation with its financial advisors and outside counsel, that such Acquisition Proposal constitutes or would reasonably be expected to result in a Superior Proposal and (iv) after consultation with its outside counsel, the Board of Directors of Company or the Special Committee determines in good faith that failure to take such action would be inconsistent with its fiduciary duties to the stockholders of Company under applicable Law, then Company may (A) furnish information with respect to Company and its Subsidiaries to the Person making such Acquisition Proposal and (B) participate in discussions or negotiations with the Person making such Acquisition Proposal regarding such Acquisition Proposal; provided, that Company (x) will not, and will not allow its Subsidiaries to, and will cause its and their respective Representatives not to, disclose any non-public information to such Person without first entering into an Acceptable Confidentiality Agreement with such Person and (y) will promptly provide or make available to Parent any non-public information concerning Company or its Subsidiaries provided or made available to such other Person which was not previously provided or made available to Parent.

(c) Company shall promptly (within 48 hours) notify Parent in the event that Company or any of its Subsidiaries or its or their respective Representatives (I) receives any Acquisition Proposal, (II) receives any request for information relating to Company or any of its Subsidiaries other than requests for information in the ordinary course of business and unrelated to an Acquisition Proposal, or (III) receives any inquiry or request for discussions or negotiations regarding any Acquisition Proposal. Company shall notify Parent promptly (within 48 hours) of the identity of any Person making any Acquisition Proposal, inquiry or request referenced in (I), (II), or (III) and provide a copy of such Acquisition Proposal, inquiry or request, including the pricing and other material terms and conditions (or, where no such copy is available, a written description of such Acquisition Proposal, inquiry or request), including any material modifications thereto. Company shall promptly (within 24 hours) notify Parent in the event that Company or any of its Subsidiaries or its or their respective Representatives enters into an Acceptable Confidentiality Agreement, including a complete copy of such executed Acceptable Confidentiality Agreement. From and after the date of this Agreement, Company shall keep Parent reasonably informed (orally and in writing) on a reasonably prompt basis (and in any event no later than 24 hours after the occurrence of any changes or developments of the status of any Acquisition Proposal, inquiry or request (including pricing and other material terms and conditions thereof and of any material modification thereto), and any material developments (including through discussions and negotiations), including furnishing copies of any written inquiries, correspondence and draft documentation). Without limiting the foregoing, from and after the date of this Agreement, Company shall promptly (within 24 hours) notify Parent orally and in writing if it determines to begin providing or making available information or to engage in discussions or negotiations concerning an Acquisition Proposal pursuant to Section 5.2(b). Company shall not, and shall cause its Subsidiaries not to, enter into any confidentiality agreement with any Person subsequent to the date of this Agreement except with respect to an Acceptable Confidentiality Agreement as permitted or required pursuant to this Section 5.2, and neither Company nor any of its Subsidiaries shall be a party to any agreement that prohibits Company from providing or making available to Parent or Merger Sub any information provided or made available to any other Person pursuant to an Acceptable Confidentiality Agreement. During the period beginning on the date of this Agreement and continuing until the Effective Time, Company shall not, and shall cause each of its Subsidiaries not to, terminate, waive, amend or modify any provision of, or grant permission or request under, any standstill or confidentiality agreement (other than any confidentiality agreement that is not related to an Acquisition Proposal) to which it or any of its Subsidiaries is a party, and Company shall, and shall cause its Subsidiaries to, enforce the provisions of any such agreement.

(d) Notwithstanding anything in Section 5.2(a)(ii) to the contrary, the Board of Directors of Company or the Special Committee may at any time prior to obtaining the Company Requisite Vote, if it determines in good faith, after consultation with outside counsel, that the failure to take such action would be inconsistent with its fiduciary duties to the stockholders of Company under applicable Law: (x) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in a manner adverse to Parent or Merger Sub, the recommendation of the Board of Directors of Company and the Special Committee that the holders of Common Shares adopt this Agreement and approve the transactions contemplated hereby, including the Merger (the “Company Board Recommendation”); approve, recommend or endorse, or propose publicly to approve, recommend or endorse, any Acquisition Proposal; or make other statements that are reasonably calculated or expected to have the same effect (any of the actions referred to in this clause (x) being a “Change of Board Recommendation”); and/or (y) if Company receives an Acquisition Proposal which the Board of Directors of Company or the Special Committee concludes in good faith, after consultation with outside counsel and its financial advisors, constitutes a Superior Proposal, after considering all of the adjustments to the terms of this Agreement which may be offered by Parent including pursuant to clause (ii) below, terminate this Agreement and enter into a definitive agreement with respect to such Superior Proposal (provided, that and in such event, Company concurrently enters into such definitive agreement); provided, however, that Company may not terminate this Agreement pursuant to the foregoing clause (y), and any purported termination pursuant to the foregoing clause (y) shall be void and of no force or effect, unless in advance of or concurrently with such termination Company pays the Termination Fee pursuant to Section 7.6, and otherwise complies with the provisions of Article VII; and provided further that neither the Board of Directors of Company nor the Special Committee may withdraw, modify or amend the Company Board Recommendation in a manner adverse to Parent pursuant to the foregoing clause (x) (in the case where the Board of Directors of Company or the Special Committee is considering another Acquisition Proposal) or terminate this Agreement pursuant to the foregoing clause (y) unless (A) Company shall not have knowingly, intentionally or materially breached this Section 5.2 and (B):

(i) Company shall have provided prior written notice to Parent at least five (5) days in advance (the “Notice Period”) of its intention to take such action with respect to such Superior Proposal, which notice shall specify the material terms and conditions of any such Superior Proposal (including the identity of the party making such Superior Proposal), and shall have contemporaneously provided a copy of the relevant proposed transaction agreements with the party making such Superior Proposal and other material documents, including the definitive agreement with respect to such Superior Proposal (the “Alternative Acquisition Agreement”); and

(ii) prior to effecting such Change of Board Recommendation or terminating this Agreement to enter into a definitive agreement with respect to such Superior Proposal, Company shall, and shall cause its financial and legal advisors to, during the Notice Period, negotiate with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a

Superior Proposal. In the event of any material revisions to a Superior Proposal (including, without limitation, any revision in price), Company shall be required to deliver a new written notice to Parent and to again comply with the requirements of Section 5.2(d)(i) with respect to such new written notice except that the Notice Period with respect thereto shall be five (5) days for the first such material revision to a Superior Proposal and three (3) days for each subsequent material revision to a Superior Proposal thereafter.

(e) Company agrees that any violations of the restrictions in this Section 5.2 by any Representative of Company or any of its Subsidiaries shall be deemed to be a breach of this Section 5.2 by Company.

(f) Although nothing contained in this Section 5.2 shall prohibit the Board of Directors of Company or the Special Committee from taking and disclosing to the stockholders of Company a position contemplated by Rule 14e-2(a) and Rule 14d-9 promulgated under the Exchange Act, if such statement constitutes a Change of Board Recommendation, then it shall have the effects of a Change of Board Recommendation for all purposes under this Agreement.

(g) Company shall not take any action to exempt any Person (other than Parent, Merger Sub and their respective Affiliates) from the restrictions on “business combinations” contained in Section 203 of the DGCL (or any similar provisions of any other Law) or otherwise cause such restrictions not to apply.

(h) For purposes of this Agreement, (i) “Acquisition Proposal” means any inquiry, proposal or offer from any Person or group of Persons other than Parent, Merger Sub or their respective Affiliates relating to any direct or indirect acquisition or purchase of a business that constitutes 15% or more of the net revenues of Company and its Subsidiaries, taken as a whole, or 15% or more of any class of equity securities of Company or any of its Subsidiaries, any tender offer or exchange offer that if consummated would result in any Person or group of Persons beneficially owning 15% or more of any class of equity securities of Company or any of its Subsidiaries, or any merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Company or any of its Subsidiaries whose business constitutes 15% or more of the net revenues of Company and its Subsidiaries, taken as a whole, (ii) “Superior Proposal” means any bona fide Acquisition Proposal (except that references to “15% or more” will be deemed to be references to “more than 85%”) that (x) is on terms that the Board of Directors of Company or the Special Committee has determined in its good faith judgment (after consultation with its financial advisor and outside counsel and after taking into account all legal, financial, regulatory and other aspects of the proposal, including the financing terms thereof) is more favorable to Company’s stockholders from a financial point of view than the transactions contemplated by this Agreement; and (y) which the Board of Directors of Company or the Special Committee has determined in good faith (after consultation with its financial advisor and outside counsel and after taking into account all legal, financial, regulatory and other aspects of the proposal) is reasonably capable of being consummated (taking into account the financability of such proposal); provided, however, that any such Acquisition Proposal shall not be deemed to be a “Superior Proposal” if such Acquisition Proposal is subject to a financing contingency and (iii) “Acceptable Confidentiality Agreement” means a confidentiality agreement that contains confidentiality provisions that are in the aggregate no less favorable to Company than those contained in the Confidentiality Agreement; provided, that any such confidentiality agreement and any related agreements shall not include any provision calling for any exclusive right to negotiate with such party or having the effect of prohibiting Company from satisfying its obligations under this Agreement including providing the required information pursuant to Section 5.2.

5.3 Further Assurances.

(a) Each party hereby agrees to perform any further acts and to execute and deliver any documents which may be reasonably necessary to carry out the provisions of this Agreement.

(b) From the date of this Agreement to the Closing Date, each party hereto shall provide the other prompt notice of (i) the occurrence, or non-occurrence, of any event the occurrence, or non-occurrence of which could reasonably be expected to cause any of its representations or warranties contained in this Agreement to be untrue or inaccurate in any material respect and (ii) any material failure of such party to comply with or satisfy any covenant or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of such notice pursuant to this Section 5.3 shall not otherwise affect the rights and remedies available to the party so notified hereunder.

5.4 Reasonable Best Efforts.

(a) Each party hereto shall file or cause to be filed with the Federal Trade Commission and the Department of Justice any notifications required to be filed under the HSR Act with respect to the Merger and the other transactions contemplated hereby. Each party hereto will use its reasonable best efforts to make such filings in a timely manner and to respond on a timely basis to any requests for additional information made by either of such agencies.

(b) Company and Parent shall cooperate with each other and each shall use (and shall cause its respective Subsidiaries to use) its respective commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on its part under this Agreement and applicable Laws to consummate and make effective the Merger and the other transactions contemplated hereby as soon as practicable, including preparing and filing as soon as practicable all documentation to effect all necessary notices, reports and other filings and using its respective reasonable best efforts to obtain as soon as practicable all Company Required Statutory Approvals or Parent Required Statutory Approvals, as the case may be, and all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and provide all notices to any third party, in order to consummate the Merger and the other transactions contemplated hereby, including, but not limited to, the consents, registrations, approvals, permits, authorizations and notices set forth on Section 5.4(b) of the Company Disclosure Schedules. Company shall use its commercially reasonable efforts to take or cause to be taken, or do or cause to be done, the other actions set forth on Section 5.4(b) of the Company Disclosure Schedules. Subject to applicable Laws relating to the exchange of information, Parent and Company shall have the right to review and comment on in advance, and to the extent practicable each will consult the other on, any filing made with, or written materials submitted to, any Governmental Entity in connection with obtaining the relevant approvals, consents or expirations of waiting periods in relation to the filings. In exercising the foregoing right, each of Company and Parent shall act reasonably and as promptly as practicable.

(c) Subject to applicable Law, Company and Parent each shall, upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the filing, notice or application made by or on behalf of Parent, Company or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Merger and the other transactions contemplated hereby.

(d) Subject to any confidentiality obligations, Company and Parent each shall keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other communications received by Parent or Company, as the case may be, or any of its Subsidiaries, from any third party and/or any Governmental Entity with respect to the Merger and the transactions contemplated hereby.

(e) In the event that any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a Governmental Entity or private party challenging any transaction contemplated by this Agreement, or any other agreement contemplated hereby each of Parent, Merger Sub and Company shall cooperate in all respects with each other and use its respective reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Merger and the other transactions contemplated hereby; provided, that neither Merger Sub nor Parent will be required by this Section 5.4 to take any action, including entering into any consent decree, hold separate orders or other arrangements, that (A) requires the divestiture of any assets of Merger Sub, Parent or Company or any of their respective Subsidiaries or (B) limits Parent’s freedom of action with respect to, or its ability to retain, Company and its Subsidiaries or any portion thereof or any of Parent’s or its Affiliates’ other assets or businesses.

5.5 Filings, Other Actions.

(a) Each of Company and Parent shall cooperate with each other in the preparation of the Proxy Statement (including the preliminary Proxy Statement) and any amendment or supplement to the preliminary Proxy Statement. Except in the event of a Change of Board Recommendation specifically permitted by Section 5.2(d), the Proxy Statement shall include the Company Board Recommendation. As promptly as practicable after the execution of this Agreement, and in any event no later than twenty-five (25) days following the date of this Agreement, Company shall file with the SEC the preliminary Proxy Statement and, thereafter, shall use its reasonable best efforts to have the preliminary Proxy Statement cleared by the SEC as promptly as practicable; provided, however, that Company shall furnish such preliminary Proxy Statement to Parent and give Parent and its legal counsel a reasonable opportunity to review such preliminary Proxy Statement prior to filing with the SEC and shall accept all reasonable additions, deletions or changes suggested by Parent in connection therewith. Company shall notify Parent of the receipt of any comments from the SEC staff with respect to the preliminary Proxy Statement and of any requests by the SEC for any amendment or supplement thereto or for additional information and shall provide to Parent as promptly as reasonably practicable, copies of all written correspondence (and summaries of any oral comments) between Company or any Representative of Company and the SEC with respect to the Proxy Statement. Company shall provide Parent and its legal counsel with a reasonable opportunity to review and comment on any proposed response to any comment of the SEC staff and any amendment or supplement to each of the preliminary and the definitive Proxy Statement prior to filing with the SEC and shall accept all reasonable additions, deletions or changes suggested by Parent in connection therewith. Parent and Merger Sub shall promptly provide Company with such information as may be required to be included in the Proxy Statement or as may be reasonably required to respond to any comment of the SEC staff. After all the comments received from the SEC have been cleared by the SEC staff and all information required to be contained in the Proxy Statement have been included therein by Company, Company shall file the definitive Proxy Statement with the SEC and cause the Proxy Statement to be disseminated (including by electronic delivery if permitted) as promptly as reasonably practicable, to its stockholders of record, as of the record date established by the Board of Directors of Company or the Special Committee. Each of the parties hereto shall correct promptly, any information provided by it to be used specifically in the Proxy Statement, if required, that shall have become false or misleading in any material respect and shall take all steps necessary to file with the SEC and have cleared by the SEC any amendment or supplement to the Proxy Statement so as to correct the same and to cause the Proxy Statement as so corrected to be disseminated to the stockholders of Company, in each case to the extent required by applicable Law.

(b) Company and Parent shall cooperate with each other in order to lift any injunctions or remove any other impediment to the consummation of the transactions contemplated herein.

(c) Company shall take all action necessary in accordance with the DGCL and its certificate of incorporation and by-laws to duly call, give notice of, convene and hold a meeting of the holders of Common Shares as promptly as reasonably practicable following the date of this Agreement (and in any event, no later than forty (40) days after the filing of the definitive Proxy Statement with the SEC) for the purpose of obtaining the Company Requisite Vote (the “Company Meeting”) and, except in the event of a Change of Board Recommendation specifically permitted by Section 5.2(d), Company shall include in the Proxy Statement the Company Board Recommendation. Except in the event of a Change of Board Recommendation specifically permitted by Section 5.2(d), the Board of Directors of Company and the Special Committee shall use their reasonable best efforts to obtain from the holders of Common Shares the Company Requisite Vote in favor of the adoption of this Agreement, and the Board of Directors of Company and the Special Committee shall publicly reaffirm the Company Board Recommendation within 48 hours after any such request by Parent. Unless this Agreement is validly terminated in accordance with its terms pursuant to Article VII, Company shall submit this Agreement to the holders of Common Shares at the Company Meeting even if its Board of Directors shall have withdrawn, modified or qualified the Company Board Recommendation or otherwise effected a Change of Board Recommendation or proposed or announced any intention to do so.

(d) Unless this Agreement is validly terminated in accordance with its terms pursuant to Article VII, neither the commencement, disclosure, announcement or submission to Company of an Acquisition Proposal (whether or not a Superior Proposal), nor any furnishing of information, discussions or negotiations with respect thereto, nor any decision or action by the Board of Directors of Company to effect a Change of Board Recommendation shall give Company any right to delay, defer or adjourn the Company Meeting. Notwithstanding the foregoing, Company may adjourn or postpone the Company Meeting with the consent of Parent (and shall so adjourn or postpone the Company Meeting if requested to do so by Parent) to the extent necessary to ensure that any required supplement or amendment to the Proxy Statement is provided to Company’s stockholders or, if as of the time the Company Meeting is scheduled (as set forth in the Proxy Statement), there are insufficient Common Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Meeting.

5.6 Stock Exchange De-listing. Parent shall, or shall cause the Surviving Corporation to, use its reasonable best efforts to cause the Common Shares to be removed from listing on the NASDAQ and de-registered under the Exchange Act as soon as practicable following the Effective Time.

5.7 Publicity. The initial press release shall be a joint press release, and thereafter, subject to Section 5.2, Company and Parent each shall consult with the other prior to issuing any press releases or otherwise making public announcements with respect to the Merger or any transaction contemplated hereby and prior to making any filings with any third party and/or any Governmental Entity with respect thereto, except as may be required by Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or national market system on which such party’s securities are listed or traded.

5.8 Benefits and Other Employee Matters.

(a) Parent shall ensure that, as of the Effective Time, each employee of Company and each of its Subsidiaries who continues employment with Parent, the Surviving Corporation or any Subsidiary of the Surviving Corporation after the Effective Time (“Continuing Employees”) receives full credit (for all purposes, including eligibility to participate, vesting, benefit accrual, vacation entitlement and severance benefits) for service with Company or the Company Subsidiaries (or predecessor employers to the extent Company provides such past service credit) under the comparable employee benefit plans, programs and policies of Parent or the Surviving Corporation, as applicable, in which such employees become participants, except to the extent to which such service credit would result in the duplication of benefit accrual for the same period of service.

(b) Parent shall cause the Surviving Corporation to assume and honor in accordance with their terms all Company Compensation and Benefit Plans applicable to employees of Company and each of its Subsidiaries to the extent specifically listed on Section 3.1(j) of Company Disclosure Schedules, including, without limitation, those employment agreements with certain key executives of Company disclosed on Section 5.8(b) of the Company Disclosure Schedule (the “Executive Employment Agreements”), subject (i) in each case to the amendment and termination provisions of those Company Compensation and Benefit Plans and (ii) in the case of the Executive Employment Agreements to the Executive Waivers being in full force and effect at the Effective Time.

(c) Nothing contained in this Agreement shall confer upon any employee any right with respect to continuance of employment by Parent, the Surviving Corporation or Company, nor shall anything herein interfere with the right of any of them to terminate the employment of any employee at any time, with or without cause, or restrict Parent, the Surviving Corporation or Company in the exercise of its independent business judgment in modifying any of the terms and conditions of the employment of any employee following the Effective Time. Nothing in this Agreement shall create any third party beneficiary rights in any employee or other Person not a signatory to this Agreement, any beneficiary or dependents thereof, or any collective bargaining representative thereof, with respect to the compensation, terms and conditions of employment and benefits that may be provided to any employee or under any benefit plan. Nothing contained in this Agreement shall amend, or be deemed to amend, any Company Compensation and Benefit Plan or limit in any way Parent’s, the Surviving Corporation’s, or Company’s ability to amend or terminate any Company Compensation and Benefit Plan at any time.

5.9 Indemnification; Directors’ and Officers’ Insurance.

(a) The Surviving Corporation shall indemnify, hold harmless and advance expenses, to the fullest extent required pursuant to the indemnity agreements of Company identified on Section 5.9 of the Company Disclosure Schedules (the “Company Indemnity Agreements”), the DGCL, and the certificate of incorporation and by-laws of the Surviving Corporation, each present and former director and officer of Company and its Subsidiaries (collectively, the “Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, settlements, damages or liabilities (collectively, “Costs”) actually incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, including the Merger and the other transactions contemplated hereby, provided the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification.

(b) Company shall maintain its existing officers and directors’ liability insurance (“D&O Insurance”) coverage for Company’s directors and officers for a period of six (6) years after the Effective Time or cause to be obtained at the Effective Time “tail” insurance policies with a claims period of at least six (6) years from the Effective Time, so long as the annual premium therefor is not in excess of 175% of the last annual premium paid prior to the date hereof (which last annual premium Company represents and warrants to be $276,000 in the aggregate).

(c) The certificate of incorporation and by-laws of the Surviving Corporation shall include provisions for exculpation of director liability, advancement of expenses and indemnification no less favorable than as set forth in Company’s certificate of incorporation and by-laws in effect on the date hereof for six (6) years after the Effective Time.

(d) The rights of each Indemnified Party under this Section 5.9 shall be in addition to any right such Person might have under the certificate of incorporation or by-laws of Company or any of its Subsidiaries, or under applicable Law (including the DGCL) or under any agreement of any Indemnified Party with Company or any of its Subsidiaries. The provisions of this Section 5.9 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties, their respective heirs and representatives.

5.10 Expenses. Subject to Section 7.6, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense, except that each of Company and Parent shall bear and pay one-half of the costs and expenses incurred in connection with the filing, printing and mailing of the Proxy Statement, if any (including any SEC filing fees), and with the filing of any notifications required to be made with the Federal Trade Commission or the Department of Justice under the HSR Act.

5.11 Takeover Statute. If any Takeover Statute is or may become applicable to the Merger, any Voting Agreement or the other transactions contemplated hereby, each of Parent, Company and Merger Sub and their respective Board of Directors (including, in the case of Company, the Special Committee) shall grant such approvals and take such actions as are necessary so that the transactions contemplated hereby may be consummated as promptly as practicable hereafter on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions. “Takeover Statute” shall mean any restrictive provision of any applicable “fair price,” “moratorium,” “control share acquisition,” “interested stockholder” or other similar anti takeover Law, including Section 203 of the DGCL.

5.12 Section 16 Matters. Prior to the Effective Time, Parent and Company shall use all reasonable efforts to approve in advance in accordance with the procedures set forth in Rule 16b 3 promulgated under the Exchange Act, any dispositions of Common Shares (including derivative securities with respect to such Common Shares) or Preferred Shares resulting from the transactions contemplated by this Agreement by each individual who is or will be subject to the reporting requirements of Section 16 of the Exchange Act with respect to equity securities of Company.

5.13 Company Stock Plans; ESPP. Prior to the Effective Time, Parent and Company shall take, or shall cause to be taken, all corporate action, including, without limitation, the adoption of corporate resolutions by their respective Boards of Directors or appropriate committees thereof, necessary to effectuate the provisions of Section 2.1(d) of this Agreement. Prior to the expiration of the Purchase Interval under the ESPP in effect as of the date of this Agreement (the “Current Purchase Interval”), Company shall take, or shall cause to be taken, all corporate action, including, without limitation, the adoption of corporate resolutions and notice to participants, necessary to suspend the commencement of any additional Purchase Intervals under the ESPP after the expiration of the Current Purchase Interval.

ARTICLE VI

CONDITIONS

6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or, to the extent permitted by applicable Law, written waiver at or prior to the Effective Time of each of the following conditions:

(a) The Company Requisite Vote approving and adopting this Agreement and the transactions contemplated hereby shall have been obtained.

(b) No court or Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, Law, ordinance, rule, regulation, judgment, decree, injunction or other order that is in effect or taken any other action (whether temporarily, preliminarily or permanently) enjoining, restraining or otherwise prohibiting the consummation of the Merger (collectively, an “Order”); provided, however, that prior to invoking this condition each party agrees to comply with Section 5.4.

(c) Any waiting period (or extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated and all regulatory clearances in any relevant jurisdiction shall have been obtained in respect of the Merger and the other transactions contemplated hereby unless otherwise waived by Merger Sub.

6.2 Conditions to Obligation of Company to Effect the Merger. The obligation of Company to effect the Merger is further subject to the satisfaction, or to the extent permitted by applicable Law, written waiver at or prior to the Effective Time of each of the following conditions:

(a) the representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct (without regard to any qualification as to materiality or Parent Material Adverse Effect), as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (other than representations and warranties that by their terms speak as of another date, which representations and warranties shall be true and correct as of such other date), except to the extent that the failure of such representations and warranties to be so true and correct, individually or in the aggregate, does not have or would not reasonably be expected to have a Parent Material Adverse Effect.

(b) Parent shall have in all material respects performed all obligations and complied with all covenants required by this Agreement to be performed or complied with by it prior to the Effective Time; and

(c) Parent shall have delivered to Company a certificate, dated the Effective Time and signed by a senior officer, certifying to the effect that the conditions set forth in Section 6.2(a) and Section 6.2(b) have been satisfied.

6.3 Conditions to Obligation of Parent to Effect the Merger. The obligation of Parent to effect the Merger is further subject to the satisfaction, or to the extent permitted by applicable Law, written waiver at or prior to the Effective Time of each of the following conditions:

(a) (i) the representations and warranties of Company set forth in this Agreement (excluding the representations and warranties of Company set forth in Section 3.1(b)(ii) and (iii) (Obligations With Respect to Capital Stock and Company Stock Plans), Section 3.1(c) (Corporate Authority), Section 3.1(d)(ii)(A) and (B) (compliance with charter; no liquidation), Section 3.1(h)(ii) (absence of Company Material Adverse Effect), Section 3.1(l) (Anti-takeover Statutes), Section 3.1(t) (Vote Required) and Section 3.1(y) (Opinion of Financial Advisor) (the “Special Reps”) and the representations and warranties of Company set forth in Section 3.1(b)(i) (Capital Stock and Option Information)) shall be true and correct (without regard to any qualification as to materiality or Company Material Adverse Effect) as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (other than representations and warranties that by their terms speak as of another date, which representations and warranties shall be so true and correct as of such other date), except to the extent that the failure of such representations and warranties to be so true and correct, individually or in the aggregate, does not have or would not reasonably be expected to have a Company Material Adverse Effect, (ii) the Special Reps shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (other than representations and warranties that by their terms speak as of another date, which representations and warranties shall be so true and correct as of such other date), and (iii) the representations and warranties of Company set forth in Section 3.1(b)(i) (Capital Stock and Option Information) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (other than representations and warranties within such Section 3.1(b)(i) (Capital Stock and Option Information) that by their terms speak as of another date, which representations and warranties shall be so true and correct as of such other date), except to the extent that the failure of such representations and warranties to be so true and correct, individually or in the aggregate, does not increase or would not reasonably be expected to increase the aggregate consideration payable hereunder to the holders of Common Shares, Preferred Shares and Company Options and to ESPP participants by more than $85,000 (Eighty Five Thousand Dollars);

(b) Company shall have in all material respects performed all obligations and complied with all covenants required by this Agreement to be performed or complied with by it prior to the Effective Time;

(c) Company shall have delivered to Parent a certificate, dated the Effective Time and signed by a senior officer of Company, certifying to the effect that the conditions set forth in Section 6.3(a), Section 6.3(b) and Section 6.3(d) have been satisfied; and

(d) As of the Closing, Company and its Subsidiaries shall have on a consolidated basis Cash and Marketable Securities totaling at least $15,000,000 (Fifteen Million Dollars), of which not less than $7,500,000 (Seven Million Five Hundred Thousand Dollars) shall be in Cash (treating all fees and expenses incurred by Company in connection with this Agreement and the transactions contemplated hereby, whether or not paid, as if they were paid in Cash prior to the Closing Date, and none of which Marketable Securities shall be an auction rate or similar security or involved or potentially involved in a Securities Investors Protection Act action or claim) all of which Cash and Marketable Securities shall be located in bank or brokerage accounts in the United States (other than Cash in an amount not to exceed $2,000,000 (Two Million Dollars) in the aggregate which may be located in operating accounts of Company’s Canadian and United Kingdom Subsidiaries), and all of which Cash and Marketable Securities shall be reflected in a final statement delivered to Parent by Company two (2) business days before Closing setting forth the calculation of such amounts estimated as of the Closing.

(e) Each of the actions set forth on Section 6.3(e) of the Company Disclosure Schedules shall have been taken with respect to the contracts listed on such Schedule in accordance with such Schedule and shall be in full force and effect as of the Closing Date.

provided, however, that securing the Financing, if any, or any portion thereof, on terms and conditions satisfactory to Parent or otherwise, shall not constitute a condition of Parent or Merger Sub to effect the Merger. In furtherance of the foregoing, whether or not Parent or Merger Sub seeks to secure such Financing to pay some or all of the Merger Consideration, Preferred Merger Consideration or other costs of the Merger, in no event shall the failure to obtain the Financing in and of itself affect the obligations of Parent and Merger Sub under the terms of this Agreement (provided that the underlying causes of any such failure may be considered in determining whether the conditions set forth in this Section 6.3 have been satisfied, if such underlying causes would independently result in the conditions set forth in this Section 6.3 not having been met).

ARTICLE VII

TERMINATION

7.1 Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after any approval of the matters presented in connection with the Merger by the stockholders of Company, by mutual written consent of Company, Parent and Merger Sub by duly authorized action of their respective Boards of Directors (or, in the case of Company, the Special Committee).

7.2 Termination by Either Parent or Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after any approval of the matters presented in connection with the Merger by the stockholders of Company, by duly authorized action of the Board of Directors of Parent, Merger Sub or Company (or, in the case of Company, the Special Committee) if:

(a) the Company Meeting (after any permitted postponement or adjournments thereof) shall have concluded and the Company Requisite Vote contemplated by this Agreement shall not have been obtained;

(b) (i) the Effective Time shall not have occurred by May 6, 2010 (the “Termination Date”) and (ii) the party seeking to terminate this Agreement pursuant to this Section 7.2(b) shall not have breached in any material respect its covenants or obligations under this Agreement in any manner that has been a proximate cause of the failure to consummate the Merger on or before such date; or

(c) any Order permanently restraining, permanently enjoining or otherwise permanently prohibiting the consummation of the Merger shall become final and non-appealable after the parties have used their reasonable best efforts to have such Order removed, repealed or overturned; provided, that the right to terminate this Agreement pursuant to this Section 7.2(c) shall not be available to any party that has breached its covenants or obligations under this Agreement in any manner.

7.3 Termination by Company. This Agreement may be terminated and the Merger may be abandoned by action of the Board of Directors of Company or the Special Committee if:

(a) at any time prior to obtaining the Company Requisite Vote, the Board of Directors of Company or the Special Committee approves or enters into an Alternative Acquisition Agreement; provided, however, that (i) Company may not effect such termination unless Company is not then in material breach of Section 5.2 and (ii) the termination pursuant to this Section 7.3(a) shall not be effective unless Company shall at or prior to the time of such termination make the payment to Parent of the Termination Fee required by Section 7.6; or

(b) at any time prior to the Effective Time, whether before or after any approval of the matters presented in connection with the Merger by the stockholders of Company, Parent or Merger Sub shall have breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement, which breach or failure to perform (1) would result in a failure of a condition set forth in Section 6.1 or Section 6.2 and (2) cannot be cured by the Termination Date; provided, that Company shall have given Parent written notice, delivered at least thirty (30) days prior to such termination (or such shorter number of days as may exist between the date of such notice and the Termination Date), stating Company’s intention to terminate this Agreement pursuant to this Section 7.3(b) and the basis for such termination.

7.4 Termination by Parent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after any approval of the matters presented in connection with the Merger by the stockholders of Company, by action of the Board of Directors of Parent, if:

(a) Company, the Board of Directors of Company or the Special Committee accepts, approves, endorses or recommends any Alternative Acquisition Agreement;

(b) a Change in Board Recommendation shall have occurred;

(c) any Person or “group” (other than Parent, its Affiliates or the Persons listed in Section 7.4(c) of the Company Disclosure Schedules (collectively, the “Excluded Owners” ) becoming a “beneficial owner” (such terms having the meaning in this Agreement as is ascribed under Regulation 13D under the Exchange Act) of ten percent (10%) or more of the outstanding Common Shares, or any Excluded Owner individually acquiring an additional five percent (5%) or more of the outstanding Common Shares; or

(d) Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement, which breach or failure to perform (1) would result in a failure of a condition set forth in Section 6.1 or Section 6.3 and (2) cannot be cured by the Termination Date; provided, that Parent shall have given Company written notice, delivered at least thirty (30) days prior to such termination (or such shorter number of days as may exist between the date of such notice and the Termination Date), stating Parent’s intention to terminate this Agreement pursuant to this Section 7.4(d) and the basis for such termination.

7.5 Effect of Termination. In the event of termination of this Agreement pursuant to Article VII, this Agreement shall become void and of no effect with no liability on the part of Company, Parent or Merger Sub, other than the provisions of Section 7.6 (and any other provision herein related to fees and expenses), this Section 7.5 and Article VIII, which provisions shall survive termination; provided, that nothing contained in this Section 7.5 (but subject to the last sentence of Section 7.6(a) and the last sentence of Section 7.6(c) and the last two sentences of Section 7.6(d)) shall relieve any party hereto of any liability or damages resulting from any willful or knowing breach of a covenant contained in this Agreement prior to the date of such termination or alter the provisions of the Confidentiality Agreement. As used in this Section 7.5 and Section 7.6(d), a “knowing breach” of a covenant means either (i) a breach that is expressly attributable to a party as provided herein, such as to Company under Section 5.2(e), or (ii) a breach that a party did not subjectively think was permissible hereunder, that the party thought was an intentional breach on a subjective level, or which is an action in reckless disregard (determined under New York law) for the genuine rights of the other party with respect to the other party’s rights hereunder.

7.6 Fees and Expenses.

(a) In the event that:

(i) Company terminates this Agreement pursuant to Section 7.3(a); or

(ii) Parent terminates this Agreement pursuant to Section 7.4(a) or Section 7.4(b):

then, in any such event Company shall pay Parent substantially simultaneously (or if the payment is pursuant to Section 7.6(a)(ii) promptly (but in no event later than one (1) Business Day) after the first of such events shall have occurred) a fee of $4,000,000 (Four Million Dollars) (the “Termination Fee”), by wire transfer of same day funds to an account previously designated in writing by Parent or Merger Sub.

Notwithstanding any other provision of this Agreement to the contrary, Parent’s and Merger Sub’s sole and exclusive remedy, including on account of punitive damages, in the circumstances in which the Termination Fee is payable pursuant to Section 7.6(a) shall be payment of the Termination Fee in accordance with the terms hereof, and Parent and Merger Sub shall be precluded from any other remedy against Company and its Affiliates, at law or in equity or otherwise.

(b) (i) In the event that (A) either Parent or Company terminates this Agreement pursuant to Section 7.2(a) or, subject to the penultimate sentence of Section 7.6(c), Section 7.2(b), or Parent terminates this Agreement pursuant to Section 7.4(c) or Section 7.4(d), and (B) in any such case an Acquisition Proposal shall have been publicly announced and not withdrawn, or otherwise become publicly known after the date of this Agreement, and, (C) within twelve (12) months after such termination, Company either enters into a definitive agreement relating to an Acquisition Proposal (which, for the purposes of clause (C) of this Section 7.6(b), shall have the meaning set forth in Section 5.2(h), except that “50%” shall be substituted for “15%” throughout such definition) or an Acquisition Proposal is consummated, then, in any such event Company shall pay Parent the Termination Fee, less any Parent Expenses paid previously by Company pursuant to Section 7.6(b)(ii), not later than the later of two (2) Business Days after the announcement or completion of such transaction, by wire transfer of same day funds to an account previously designated in writing by Parent or Merger Sub; and

(ii) In the event that either Parent or Company terminates this Agreement pursuant to Section 7.2(a) or Section 7.2(b), or Parent terminates this Agreement pursuant to Section 7.4(d), and neither Parent nor Merger Sub is in material breach of its material covenants and agreements contained in this Agreement, then, in such event Company shall reimburse each of Parent and Merger Sub (not later than three (3) Business Days after submission thereof) for all out-of-pocket expenses and fees actually incurred by Parent, Merger Sub and their Affiliates in connection with this Agreement and the transactions contemplated hereby and all prior negotiations between Company and Parent, Merger Sub and their Affiliates (including in each case the actual fees of legal, accounting and financial advisors, consultants and travel and lodging expenses of employees of Parent, Merger Sub and their Affiliates engaged in such transactions), up to $800,000 (Eight Hundred Thousand Dollars) in the aggregate (“Parent Expenses”), by wire transfer of same day funds to an account previously designated in writing by Parent or Merger Sub.

(c) In the event that:

(i) Company terminates this Agreement pursuant to Section 7.3(b); or

(ii) either Parent or Company terminates this Agreement pursuant to Section 7.2(b):

and in either such case all of the conditions to Parent’s and Merger Sub’s obligation to effect the Merger set forth in Section 6.1 and Section 6.3 shall have been satisfied as if the date of such satisfaction was the Closing Date (the “Company Obligations”), and the Effective Time shall not have occurred due to a breach of this Agreement by Parent or Merger Sub (which, for purposes of this Section 7.6(c) shall be deemed to have occurred if Parent has not closed as of the Termination Date and all of the Company Obligations have been satisfied as of the Business Day prior to the Termination Date), then Parent shall pay Company a fee of $4,500,000 (Four Million Five Hundred Thousand Dollars) (the “Parent Fee”), by wire transfer of same day funds to an account previously designated in writing by Company not later than three (3) Business Days after such event of termination. In the event that the Parent Fee is paid under this Agreement, Parent’s rights to the Termination Fee under Section 7.6(b) shall be terminated. Notwithstanding any other provision of this Agreement to the contrary, Company’s sole and exclusive remedy, including on account of punitive damages and for willful and knowing breach of this Agreement, shall be payment of the Parent Fee in accordance with the terms hereof and of the Limited Guarantee, and Company shall be precluded from any other remedy against Parent, Merger Sub, the Sponsors and their respective Affiliates, at law or in equity or otherwise.

(d) The parties hereto acknowledge that the agreements contained in Section 7.6 are an integral part of the Transactions, and that, without this agreement the parties would not have entered into this Agreement; accordingly, if either party fails to promptly pay any amounts due pursuant to Section 7.6, and in order to obtain such payment the other party commences a suit which results in a judgment against the other party for payment of all or a portion of the Termination Fee, Parent Expenses or the Parent Fee, as applicable, the non-prevailing party shall pay to the prevailing party its costs and expenses (including its reasonable attorneys’ fees) incurred in connection with such suit, together with interest from the date of termination of this Agreement on the amounts owed at the prime rate in effect from time to time and quoted in The Wall Street Journal during such period. The payment of the Termination Fee or the Parent Fee, as applicable, shall be the sole and exclusive remedy, including on account of punitive damages, of a party with respect to the facts and circumstances giving rise to such payment obligation except to the extent such facts or circumstances constitute or arise from willful or knowing breach of the other party’s obligations (subject to the last sentence of Section 7.6(a) and the last sentence of Section 7.6(c) and the last two sentences of this Section 7.6(d)). The parties acknowledge and agree that the Termination Fee and the Parent Fee constitute liquidated damages and are not a penalty. The Termination Fee provided for in this Section 7.6 is payable whether or not there has been a breach of this Agreement. In no event, whether or not this Agreement has been terminated pursuant to any provision hereof, shall Parent, Merger Sub, the Sponsors or any of their respective Affiliates, either individually or in the aggregate, be subject to any liability in excess of the Parent Fee for any or all losses or damages relating to or arising out of this Agreement or the Limited Guarantee or the transactions contemplated by this Agreement and the Limited Guarantee, including breaches by Parent or Merger Sub of any representations, warranties, covenants or agreements contained in this Agreement, and in no event shall Company seek equitable relief or seek to recover any money damages in excess of such amount from Parent, Merger Sub, the Sponsors or any of their respective Affiliates. In no event, whether or not this Agreement has been terminated pursuant to any provision hereof, shall Company or any of its Affiliates, either individually or in the aggregate, be subject to any liability in excess of the Termination Fee for any or all losses or damages relating to or arising out of this Agreement or the transactions contemplated by this Agreement, including breaches by Company of any representations, warranties, covenants or agreements contained in this Agreement, except in connection with any willful or knowing breach of this Agreement or any breach of Company’s obligations under Section 5.2.

ARTICLE VIII

MISCELLANEOUS AND GENERAL

8.1 Modification or Amendment. The parties hereto may not modify or amend this Agreement except by written agreement executed and delivered by duly authorized officers of the respective parties.

8.2 Waiver of Conditions. At any time prior to the Effective Time, each of the parties hereto may (a) extend the time for performance of any obligation or act of any other party hereto, (b) waive any inaccuracy in the representations and warranties of any other party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any agreement of any other party or any condition to its own obligations contained herein, in each case, to the extent permitted by applicable Law.

8.3 Counterparts. This Agreement may be executed in any number of counterparts including by facsimile signature or by electronic means such as a .PDF file, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

8.4 Governing Law and Venue. EXCEPT AS PROVIDED IN SECTION 7.5, THIS AGREEMENT SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE APPLICABLE TO CONTRACTS EXECUTED IN AND TO BE PERFORMED ENTIRELY IN THAT STATE. All actions or proceedings arising out of or relating to this Agreement shall be heard and determined, and the parties hereby irrevocably submit to the exclusive jurisdiction of the Delaware Chancery Court in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in the Delaware Chancery Court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 8.5 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.

8.5 Notices. Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, or by facsimile (upon receipt of telephonic confirmation of successful transmission):

if to Parent or Merger Sub,

Bavaria Holdings Inc.

c/o Francisco Partners

One Letterman Drive

Building C – Suite 410

San Francisco, CA 94129

Attention:	Ezra Perlman
Telephone:	(415) 418-2900
Facsimile:	(415) 418-2999

with a copy to

Shearman & Sterling LLP

525 Market Street, 15th Floor

San Francisco, CA 94105

Attention:	Michael J. Kennedy
Michael S. Dorf
Telephone:	(415) 616-1100
Facsimile:	(415) 616-1199

if to Company,

QuadraMed Corporation

12110 Sunset Hills Road

Reston, VA 20191

Attention:	Chairman of the Board
Telephone:	(703) 709-2300
Facsimile:	(703) 885-3885

with a copy to

Crowell & Moring LLP

1001 Pennsylvania Avenue, NW

Washington, D.C. 20004

Attention:	Morris F. DeFeo, Jr.
Kelly G. Howard
Telephone:	(202) 624-2500
Facsimile:	(202) 624-5116

or to such other Persons or addresses as may be designated in writing by the party to receive such notice as provided above.

8.6 Entire Agreement; No Other Representations. This Agreement (including any Annexes, Schedules and Exhibits hereto), the Company Disclosure Schedules, the Parent Company Disclosure Schedules, the Voting Agreements, the Limited Guarantee and the Non-Disclosure and Confidentiality Agreement, dated as of December 31, 2008, between Parent and Company (the “Confidentiality Agreement”) constitute the entire agreement by and among the parties hereto and supersede all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof. EACH PARTY HERETO AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT, NEITHER PARENT AND MERGER SUB NOR COMPANY MAKES ANY OTHER REPRESENTATIONS OR WARRANTIES, AND EACH HEREBY DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES MADE BY ITSELF OR ANY OF ITS RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES, AGENTS, FINANCIAL AND LEGAL ADVISORS OR OTHER REPRESENTATIVES, WITH RESPECT TO THE EXECUTION AND DELIVERY OF THIS AGREEMENT OR THE MERGER, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE OTHER OR THE OTHER’S REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING.

8.7 No Third-Party Beneficiaries. This Agreement is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder; provided, however, that the Indemnified Parties are intended to be third-party beneficiaries of this Agreement.

8.8 Obligations of Company. Whenever this Agreement requires a Subsidiary of Company to take any action, such requirement shall be deemed to include an undertaking on the part of Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action.

8.9 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

8.10 Interpretation. The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to an Article, Section, Exhibit or Schedule, such reference shall be to an Article, Section, Exhibit or Schedule to this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof”, “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. Any Law defined or referred to herein or in any agreement or instrument that is referred to herein means such Law or statute as from time to time amended, modified or supplemented, including by succession of comparable successor Laws. References to a Person are also to its successors and permitted assigns. The use of “or” is not intended to be exclusive unless expressly indicated otherwise.

8.11 Assignment. This Agreement shall not be assignable by operation of Law or otherwise; provided, however, that Parent may designate, by written notice to Company, another Affiliate of Parent to be a constituent corporation in lieu of Merger Sub; provided, further, however, that notwithstanding the foregoing, (i) Parent or Merger Sub may assign on a collateral basis any and all of its rights and interests hereunder to any provider of debt financing of the transactions contemplated hereby and (ii) no such assignment shall alleviate or release Parent from its obligations under this Agreement. If Parent wishes to designate another Affiliate of Parent to be a constituent corporation in lieu of Merger Sub, then, all references herein to Merger Sub shall be deemed references to such other Affiliate, except that all representations and warranties made herein with respect to Merger Sub as of the date of this Agreement shall be deemed representations and warranties made with respect to such other Affiliate as of the date of such designation.

8.12 Specific Performance. Company agrees that irreparable damage would occur in the event any provision of this Agreement were not performed in accordance with the terms hereof or were otherwise breached. It is accordingly agreed that Parent shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in accordance with its terms (including the provisions of Section 5.2 and the last sentence of Section 7.6(a)) in any federal court located in the State of Delaware or any Delaware state court, in addition to any other remedy to which Parent is are entitled at law or in equity. Company acknowledges and agrees that it is not entitled to enforce specifically the terms and provisions of this Agreement.

8.13 Waiver of Trial by Jury. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY. EACH OF THE PARTIES HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTY HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

IN WITNESS WHEREOF, this Agreement has been duly executed, acknowledged and delivered by the duly authorized officers of the parties hereto as of the date first written above.

QUADRAMED CORPORATION

By:	/s/ James E. Peebles
	Name:	James E. Peebles
	Title:	Chairman of the Board of Directors

BAVARIA HOLDINGS INC.

By:	/s/ Ezra Perlman
	Name:	Ezra Perlman
	Title:	President

BAVARIA MERGER SUB, INC.

By:	/s/ Ezra Perlman
	Name:	Ezra Perlman
	Title:	President